27,000,000 SHARES

                           ENRON OIL & GAS COMPANY
                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)
                           ------------------------

    Of the 27,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Enron Oil & Gas Company (the "Company") offered, 21,600,000 shares are being offered hereby in the United States and 5,400,000 shares are being offered in a concurrent international offering outside the United States (collectively, the "Stock Offerings"). The initial public offering price and the aggregate underwriting discount per share are identical for both of the Stock Offerings. See "Underwriting".

    All of the shares of Common Stock offered in the Stock Offerings are being sold by Enron Corp., which currently owns 80% of the outstanding shares of Common Stock. The Company will not receive any of the proceeds from the sale of shares of Common Stock in the Stock Offerings.

    Concurrently with the Stock Offerings, Enron Corp. is offering 10,000,000 (11,000,000 if the over-allotment option of the Underwriters in such offering is exercised in full) 6 1/4% Exchangeable Notes due December 13, 1998 ("the Exchangeable Notes"), which are mandatorily exchangeable into shares of the Company's Common Stock currently owned by Enron Corp., subject to Enron Corp.'s right to deliver cash in lieu of such shares (the "Exchangeable Notes Offering"). The consummation of the Exchangeable Notes Offering is not contingent upon the consummation of the Stock Offerings or vice versa. At maturity, the Exchangeable Notes may be mandatorily exchanged for no more than 10,000,000 shares of Common Stock (no more than 11,000,000 shares if the over-allotment option of the Underwriters in the Exchangeable Notes Offering is exercised in full), subject to adjustment under certain circumstances. Following the consummation of the Stock Offerings, Enron Corp. will own an aggregate of 101,000,000 shares of Common Stock or approximately 63% of the outstanding shares (or, assuming that the Underwriters' over-allotment options in the Stock Offerings are exercised in full, 96,950,000 shares of Common Stock or approximately 61% of the outstanding shares). Assuming the Underwriters' over-allotment options in the Stock Offerings and the Exchangeable Notes Offering are exercised in full and the maximum number of shares of Common Stock is delivered upon mandatory exchange of the Exchangeable Notes at maturity, Enron Corp. would own approximately 54% of the outstanding Common Stock.

    The Common Stock is listed on the New York Stock Exchange under the symbol "EOG". On December 7, 1995, the last reported sale price of Common Stock on the New York Stock Exchange Composite Tape was $22 per share. See "Price Range of Common Stock and Cash Dividends".

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PROCEEDS TO
                     INITIAL PUBLIC       UNDERWRITING           ENRON
                     OFFERING PRICE       DISCOUNT(1)          CORP.(2)
                     --------------       ------------       -------------
Per Share.........       $21.75               $.80              $20.95
Total (3)........... $  587,250,000       $ 21,600,000       $ 565,650,000
------------
(1) The Company and Enron Corp. have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) The Company will pay estimated expenses of $380,000 in connection with the Stock Offerings.

(3) Enron Corp. has granted the Underwriters an option for 30 days to purchase up to an additional 3,240,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, Enron Corp. has granted an over-allotment option with respect to an additional 810,000 shares as part of the international offering. If such over-allotment options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Enron Corp. will be $675,337,500, $24,840,000 and $650,497,500, respectively. See "Underwriting".

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York, on or about December 13, 1995.

GOLDMAN, SACHS & CO.                                         SMITH BARNEY INC.

DONALDSON, LUFKIN & JENRETTE
  SECURITIES CORPORATION
                           PAINEWEBBER INCORPORATED
                                                        S.G.WARBURG & CO. INC.

HOWARD, WEIL, LABOUISSE, FRIEDRICHS              RAUSCHER PIERCE REFSNES, INC.
          INCORPORATED

               The date of this Prospectus is December 8, 1995.

                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE"), and reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Exchange at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the shares of Common Stock offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1994, Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 and the description of the Common Stock contained in the Registration Statement on Form 8-A declared effective on October 3, 1989, are incorporated herein by reference.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock pursuant hereto shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to Secretary Division, Enron Oil & Gas Company, at its principal executive offices, 1400 Smith Street, Houston, Texas 77002 (telephone: 713-853-6161).

     IN CONNECTION WITH THE OFFERING OF THE EXCHANGEABLE NOTES AND COMMON STOCK OF THE COMPANY BY ENRON CORP., THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE EXCHANGEABLE NOTES OR THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

     THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS. IT IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. CERTAIN TERMS ARE DEFINED IN THIS SUMMARY UNDER "CERTAIN DEFINITIONS." CAPITALIZED TERMS WHICH ARE NOT DEFINED IN THIS SUMMARY ARE USED AS DEFINED ELSEWHERE IN THIS PROSPECTUS.

                                 THE COMPANY

     Enron Oil & Gas Company (together with its subsidiaries, "the Company") is one of the largest independent (non-integrated) oil and gas companies in the United States in terms of domestic proved reserves. It is engaged, directly and through its subsidiaries, in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and India and to a lesser extent, selected other international areas. At December 31, 1994, the Company's estimated net proved natural gas reserves were 1,910 Bcf and estimated net proved crude oil, condensate and natural gas liquids reserves were 37 MMBbl, a net increase of 8% and 78%, respectively, over year end 1993. The Company has increased its reserves for six consecutive years. At December 31, 1994, approximately 70% of the Company's reserves (on a natural gas equivalent basis) was located in the United States, 16% in Canada, 11% in Trinidad and 3% in India. At such date, approximately 90% of the Company's total proved reserves was classified as developed.

     While year end reserve evaluations will not be available for some time, based on the results of the Company's drilling program for the first nine months of 1995, it is expected that extensions, discoveries and other additions to reserves for the year will exceed production for both North America and Trinidad, as well as in total. Additionally, reserves acquired are expected to substantially exceed those sold, with the resulting replacement of production from all sources expected to exceed 150%.

     BUSINESS STRATEGY. The Company's strategy is to maximize the rate of return on investment of capital by controlling both operating and capital costs and enhancing the certainty of future revenues through the use of various marketing mechanisms. This strategy enhances the generation of both income and cash flow from each unit of production and allows for the growth of production on a cost-effective basis by optimizing the reinvestment of cash flow. Through this strategy, the Company has increased its net income in each of the last five years, despite the volatile natural gas price environment, and achieved a return on equity ranging from 8% in 1990 to 15% in 1994. For the first nine months of 1995, net income increased 5% compared to the same period for 1994.

     The Company refocused its 1995 drilling activity away from natural gas deliverability and toward natural gas reserve enhancement and crude oil exploitation in the United States in response to the decline in United States natural gas prices in recent periods. The Company also is focusing on the cost-effective utilization of advances in technology associated with gathering, processing and interpretation of 3-D seismic data, developing reservoir simulation models and drilling operations through the use of new and/or improved drill bits, mud motors, mud additives, formation logging techniques and reservoir fracturing methods. These advanced technologies are used, as appropriate, throughout the Company to reduce the risks associated with all aspects of oil and gas reserve exploration, exploitation and development.

     The Company implements its strategy by emphasizing the drilling of internally generated prospects in order to find and develop low cost reserves. By following this strategy, the Company has increased production in each of the last four years with a compound annual growth rate of 13.1%, while increasing proved reserves approximately 32%, both on a natural gas equivalent basis. For 1994, net equivalent production reached a new high of 307 Bcfe, an increase of 9% over 1993. Natural gas delivered in 1994 averaged approximately 749 MMcf per day, which represents an increase of 6% over 1993. Crude oil and condensate production averaged 12.6 MBbl per day in 1994 which represents an increase of 42% over 1993. Natural gas production for the first nine months of 1995 averaged 719 MMcf per day, down 24 MMcf per day from the first nine months of 1994. Lower volumes in 1995 reflect the voluntary curtailment by the Company of United States production at a higher rate than in 1994 because United States natural gas prices were down by 26% period to period, the impact of the sale of reserves and related assets and the effect of the reduction and redirection of natural gas drilling activities early in 1995. Crude oil and condensate volumes for the first nine months of 1995 averaged 18.6 MBbl per day, an increase of 55% over the first nine months of 1994.

     Achieving and maintaining the lowest possible cost structure are also important goals in the implementation of the Company's strategy. Over the last five years, the Company has reduced total cash operating expenses, including lease and well, general and administrative, taxes other than income, and interest expenses from $.95/Mcfe in 1989 to $.49/Mcfe in 1994, a reduction of 48%. At the same time non-cash expenses (depreciation, depletion and amortization) have been reduced from $.93/Mcfe in 1989 to $.80/Mcfe in 1994, a reduction of 14%. For the first nine months of 1995, cash operating expenses averaged $.56/Mcfe compared to $.50/Mcfe for the first nine months of 1994 and non-cash expenses averaged $.69/Mcfe and $.81/Mcfe for the two periods, respectively.

     Consistent with the Company's desire to optimize the use of its assets, the Company also maintains a strategy of selling select oil and gas properties that for various reasons no longer fit into future operating plans, or which are not assessed to have sufficient future growth potential and when the economic value to be obtained by selling the properties and reserves in the ground is evaluated to be greater than what would be obtained by holding the properties and producing the reserves over time. As a result, the Company typically receives each year a varying but substantial level of proceeds related to such sales which proceeds are available for general corporate use. Proceeds from property sales in 1994 were $91 million ($71 million after tax) and in the first nine months of 1995 were $101 million ($77 million after tax).

     NORTH AMERICAN OPERATIONS. The Company's seven principal United States producing areas are the Big Piney area of Wyoming, South Texas area, East Texas area, Offshore Gulf of Mexico area, Canyon Trend area of West Texas, Pitchfork Ranch area of New Mexico and Vernal area of Utah. Properties in these areas comprised approximately 76% of the Company's United States reserves (on a natural gas equivalent basis) and 85% of the Company's United States net natural gas deliverability as of December 31, 1994 and are substantially all operated by the Company. The Company's other United States natural gas and crude oil producing properties are located primarily in other areas of Texas, Utah, New Mexico and in Oklahoma.

     At December 31, 1994, 93% of the Company's proved United States reserves (on a natural gas equivalent basis) was natural gas and 7% was crude oil, condensate and natural gas liquids.
A substantial portion of the Company's United States natural gas reserves is in long-lived fields with well-established production histories. The Company believes that opportunities exist to increase production in many of these fields through continued infill and other development drilling.

     The Company also has natural gas and crude oil producing properties located in Western Canada, primarily in the provinces of Alberta, Saskatchewan and Manitoba. The Company produces natural gas from seven major areas and crude oil from three major areas. The Sandhills area in Southern Saskatchewan is the largest single producing area, contributing 51% of Canadian deliverability at September 30, 1995. Canadian natural gas deliverability net to the Company at September 30, 1995 was approximately 70 MMcf per day and the Company held approximately 350,000 net undeveloped acres in Canada.

     OUTSIDE NORTH AMERICA OPERATIONS. The Company has operations offshore Trinidad and India and is conducting exploration in selected other international areas. Properties offshore Trinidad and India comprise 100% of the Company's current reserves and production outside of North America.

The Company's reserves at December 31, 1994 included 236 Bcf of natural gas and 12 MMBbl of liquids in these two areas. The Company's net production from offshore Trinidad was approximately 100 MMcf per day of natural gas and 6.2 MBbl per day of crude oil and condensate at September 30, 1995. The Company's net production from offshore India was approximately 3.5 MBbl per day of crude oil net to the Company at September 30, 1995. In addition, the Company is pursuing other exploitation opportunities in countries, including China, Mozambique and Qatar, where indigenous natural gas reserves have been identified, particularly where synergies in natural gas transportation, processing and power cogeneration can be optimized with other Enron Corp. affiliated companies.

               RELATIONSHIP BETWEEN THE COMPANY AND ENRON CORP.

     Enron Corp. currently owns 80% of the outstanding shares of the Company's Common Stock. After consummation of the sale of Common Stock pursuant to the Stock Offerings, Enron will own an aggregate of 101,000,000 shares of Common Stock or approximately 63% of the outstanding shares (or, assuming that the Underwriters' over-allotment options in the Stock Offerings are exercised in full, 96,950,000 shares of Common Stock or approximately 61% of the outstanding shares). Concurrently with the offering of Common Stock hereby, Enron Corp. is offering 10,000,000 (11,000,000 if the over-allotment option of the underwriters in such offering is exercised in full) Exchangeable Notes, which are mandatorily exchangeable into shares of Common Stock of the Company at maturity, subject to Enron Corp.'s option to pay cash in lieu of such mandatory exchange (the "Exchangeable Notes Offering"). The consummation of the Exchangeable Notes Offering is not contingent upon the consummation of the Stock Offerings or vice versa. At maturity, the Exchangeable Notes may be mandatorily exchanged for no more than 10,000,000 shares of Common Stock owned by Enron Corp. (no more than 11,000,000 shares if the over-allotment option of the underwriters in the Exchangeable Notes Offering is exercised in full), subject to adjustment under certain circumstances and to Enron Corp.'s option to pay cash in lieu of such mandatory exchange. Any market that develops in the Exchangeable Notes is likely to influence and be influenced by the market for the Common Stock. For example, the price of the Common Stock could become more volatile and could be depressed by possible sales of Common Stock by investors who view the Exchangeable Notes as a more attractive means of equity participation in the Company and by hedging and arbitrage activity that may develop involving the Exchangeable Notes and the Common Stock.

     Neither the Stock Offerings nor the delivery of shares of Common Stock pursuant to the terms of the Exchangeable Notes will affect the existing agreements between the Company and Enron Corp. and their respective affiliates, except for the Tax Allocation Agreement which will cease to be effective from the time at which deconsolidation occurs (when Enron Corp. ceases to own 80% of the outstanding shares of Common Stock). The Company and Enron Corp. have entered into a new tax agreement pursuant to which, among other things, Enron Corp. has agreed (in exchange for the payment of $8.0 million by the Company) to be liable for, and to indemnify the Company against, all federal income taxes and state taxes measured by net income imposed on the Company for periods through the date Enron Corp. reduces its ownership in the Company to less than 80%. The Company does not believe that the cessation of consolidated tax reporting with Enron Corp. and effectiveness of the Tax Allocation Agreement concurrently with deconsolidation or the terms of the new agreement will have a material adverse effect on its financial condition or results of operations. See "Relationship Between the Company and Enron Corp."

     The nature of the respective businesses of the Company and Enron Corp.
and its affiliates is such as to potentially give rise to conflicts of interest between the two companies. The Company's operations account for substantially all of Enron Corp.'s natural gas and crude oil exploration and production operations. An affiliate of Enron Corp. has entered into an agreement to acquire a controlling interest in Coda Energy, Inc. ("Coda"), a company engaged in domestic oil and gas exploration, development and production. Crude oil accounts for approximately 86% of Coda's proved reserves. At December 31, 1994, Coda reported estimated proved natural gas reserves of 39,808 MMcf and estimated proved crude oil, condensate and natural gas liquids reserves of 39,207 MBbls. If the transaction is consummated, conflicts of interest could arise between the Company and Coda. See "Relationship Between the Company and Enron Corp. - Conflicts of Interest."

                             THE STOCK OFFERINGS

Common Stock offered by Enron
  Corp.(1):
  U.S. Offering.................  21,600,000 shares
  International Offering........  5,400,000 shares
     Total......................  27,000,000 shares
Dividends.......................  $0.03 per share, quarterly. See "Price Range of Common Stock and Cash Dividends."
New York Stock Exchange symbol..  EOG
Use of proceeds.................  All of the shares of Common Stock being offered are being offered by Enron Corp. The
                                  Company will not receive any proceeds from the sale of the shares.
------------
(1) Excludes 4,050,000 shares subject to the Underwriters' over-allotment options.

     The offering of 21,600,000 shares of Common Stock in the United States (the "U.S. Offering") and the offering of 5,400,000 shares of Common Stock outside the United States (the "International Offering") are collectively referred to as the "Stock Offerings." The closing of the International Offering is a condition to the closing of the U.S. Offering, and vice versa. See "Underwriting."
                                      6

                 SUMMARY FINANCIAL AND OPERATING INFORMATION

     The following table sets forth a summary of selected consolidated financial and operating data for the Company for each of the five years in the period ended December 31, 1994 and for the nine-month periods ended September 30, 1994 and 1995. This information should be read in conjunction with the consolidated financial statements of the Company and related notes thereto incorporated by reference herein (see "Incorporation of Certain Documents by Reference") and "Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus. Financial information for each of the five years in the period ended December 31, 1994 has been derived from audited financial statements. Financial information for the nine-month periods ended September 30, 1994 and 1995 has been derived from unaudited financial statements. The interim data reflects all adjustments which, in the opinion of the management of the Company, are necessary to present fairly such information for the interim periods. Results of the nine-month periods are not necessarily indicative of the results expected for a full year or any other interim period.

                                                                                                              NINE MONTHS
                                                           YEAR ENDED DECEMBER 31,                        ENDED SEPTEMBER 30,
                                       ---------------------------------------------------------------  ------------------------
                                          1990         1991         1992         1993         1994         1994         1995
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
STATEMENT OF INCOME DATA:
Net operating revenues(1)............  $   403,137  $   402,588  $   459,026  $   581,020  $   625,823  $   474,340  $   492,342
Income before income taxes...........       34,614       45,669       79,844      112,273      153,935      126,166      144,175
Net income...........................       45,468       47,916       97,580      138,025      147,998      105,438      110,731
Earnings per share of common
  stock(2)...........................         $.30         $.32         $.63         $.86         $.93         $.66         $.69
Average number of common shares(2)...      151,800      151,800      154,533      159,966      159,845      159,826      159,951
BALANCE SHEET DATA (AT PERIOD END):
Net oil and gas properties...........  $ 1,305,136  $ 1,339,666  $ 1,468,011  $ 1,546,045  $ 1,684,811  $ 1,637,762  $ 1,843,150
Total assets.........................    1,417,939    1,455,608    1,731,012    1,811,162    1,861,867    1,855,819    2,109,971
Long-term debt
    Affiliate........................      277,918      132,836            -(3)           -      25,000      25,000       16,320
    Other............................      140,442      289,556      150,000(3)     153,000     165,337     158,862      247,552
Deferred revenue.....................            -            -      301,395      227,528      184,183      195,109      224,085
Shareholders' equity.................      610,042      643,185      826,986(3)     933,073   1,043,419   1,019,712    1,140,295
OPERATING DATA:
Wellhead Volumes and Prices
Natural Gas Volumes (MMcf per
  day)(4)............................          455          491          564          709          749          743          719
Average Natural Gas Prices
  ($/Mcf)(5).........................        $1.51        $1.37        $1.58        $1.92        $1.62        $1.69        $1.23
Crude/Condensate Volumes (MBbl per
  day)...............................          8.2          8.2          8.5          8.9         12.6         12.0         18.6
Average Crude/Condensate Prices
  ($/Bbl)............................       $21.67       $18.78       $17.90       $16.37       $15.62       $15.24       $16.77

------------
(1) Net operating revenues for the years 1990 and 1991 and for the first nine months of 1994 have been revised to include gains from sales of reserves and related assets for consistency with current year reporting.

(2) In May 1994, the Board of Directors declared a two-for-one split of the Company's Common Stock to be effected as a non-taxable dividend of one share for each share outstanding on May 31, 1994. All share and per share amounts presented herein are reflected on a post-split basis.

(3) In August 1992, the Company completed the sale of 8.2 million shares of Common Stock resulting in aggregate net proceeds to the Company of approximately $112 million used primarily to repay long-term debt. In September 1992, the Company completed the sale of a volumetric production payment, resulting in net proceeds of approximately $327 million used to repay long-term debt and for other general corporate purposes.

(4) Includes 28 MMcf per day in 1992, 81 MMcf per day in 1993 and 48 MMcf per day in 1994 and in the nine-month periods ended September 30, 1994 and 1995 delivered under the terms of a volumetric production payment agreement effective October 1, 1992, as amended.

(5) Includes an average equivalent wellhead value of $1.70 per Mcf in 1992, $1.57 per Mcf in 1993, $1.27 per Mcf in 1994 and $1.32 per Mcf and $.76 per Mcf in the nine-month periods ended September 30, 1994 and 1995, respectively, for the volumes described in note (4), net of transportation costs.

                                      7

                   SUMMARY OIL AND GAS RESERVE INFORMATION

     The following table sets forth summary information with respect to the Company's estimates of its net proved natural gas, crude oil, condensate and natural gas liquids reserves at December 31, 1994. For additional information relating to reserves, see "Business - Oil and Gas Exploration and Production Properties and Reserves."

                                                                                               NATURAL GAS
                                                          NATURAL                           EQUIVALENTS (BCFE)
                                                            GAS           LIQUIDS        ------------------------
                                                           (BCF)         (MBBL)(1)       DEVELOPED    UNDEVELOPED
                                                          --------      -----------      ---------    -----------
Net proved reserves at December 31, 1994:
United States..........................................     1,307          17,787           1,229           185
Canada.................................................       297           7,237             330            10
Trinidad...............................................       206           4,429             233             -
India..................................................        29           7,585              46            29
                                                          --------      -----------      ---------    -----------
     Total.............................................     1,839          37,038           1,838           224
                                                          ========      ===========      =========    ===========

     Reserve amounts set out above have been revised to exclude volumes attributable to a volumetric production payment from owned reserves.

     The Company's estimates of its net proved natural gas, crude oil, condensate and natural gas liquids reserves at December 31, 1994, including amounts attributable to a volumetric production payment, are shown below. This disclosure is presented as additional information and is not intended to represent required disclosure pursuant to Statement of Financial Accounting Standards ("SFAS") No. 69 - "Disclosures about Oil and Gas Producing Activities."

                                                                                               NATURAL GAS
                                                          NATURAL                           EQUIVALENTS (BCFE)
                                                            GAS           LIQUIDS        ------------------------
                                                           (BCF)         (MBBL)(1)       DEVELOPED    UNDEVELOPED
                                                          --------      -----------      ---------    -----------
Net proved reserves at December 31, 1994, including
  amounts attributable to volumetric production
  payment:
United States..........................................     1,378          17,787           1,300           185
Canada.................................................       297           7,237             330            10
Trinidad...............................................       206           4,429             233             -
India..................................................        29           7,585              46            29
                                                          --------      -----------      ---------    -----------
     Total.............................................     1,910          37,038           1,909           224
                                                          ========      ===========      =========    ===========

------------
(1) Includes crude oil, condensate and natural gas liquids.

                                      8

                             CERTAIN DEFINITIONS

     Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state, area or country in which the reserves are located and at 60 Fahrenheit. Natural gas equivalents are determined using the ratio of 6.0 Mcf of natural gas to 1.0 barrel of crude oil, condensate or natural gas liquids.

     As used herein, the following terms have the specific meanings set out:
"Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "MBbl" means thousand barrels, "MMBbl" means million barrels, "Mcfe" means thousand cubic feet equivalent, "MMcfe" means million cubic feet equivalent, "Bcfe" means billion cubic feet equivalent, "MMBtu" means million British thermal units, "BBtu" means billion British thermal units and "TBtu" means trillion British thermal units.

     With respect to information on the Company's working interest in wells or acreage, "net" oil and gas wells or acreage are determined by multiplying "gross" oil and gas wells or acreage by the Company's working interest in the wells or acreage.

     "Exploration and development expenditures" include costs associated with exploratory and development drilling (including exploratory dry holes), leasehold acquisitions, seismic data acquisitions, geological and land related overhead expenditures, delay rentals, producing property acquisitions, capitalized interest and other miscellaneous capital expenditures. "Total finding costs" is the ratio of total exploration and development expenditures to reserves added as a result of the drilling and acquisition program. Reserves added include the total net natural gas equivalent volume of all natural gas, crude oil, condensate and natural gas liquids added from extensions, discoveries and other additions, purchases in place and revisions of previous estimates.

     "Infill drilling" means drilling for the development and production of net proved undeveloped reserves.
                                      9

                               USE OF PROCEEDS

     The shares of Common Stock of the Company being offered hereby and the Exchangeable Notes are being sold by Enron Corp. Accordingly, the Company will not receive any of the proceeds from the Stock Offerings or the sale of the Exchangeable Notes or delivery of shares of Common Stock pursuant thereto.

                PRICE RANGE OF COMMON STOCK AND CASH DIVIDENDS

     The following table sets forth, for the periods indicated, the high and low sale prices per share for the Common Stock, as reported on the New York Stock Exchange Composite Tape, and the amount of cash dividends paid per share. The 1993 and First and Second Quarter 1994 sales prices and cash dividends per share have been restated to reflect the two-for-one stock split on May 31, 1994.

                                           PRICE RANGE
                                       --------------------     CASH
                                         HIGH        LOW      DIVIDENDS
                                       ---------  ---------   ---------
1993
     First Quarter...................  $   20.31  $   13.38     $ .03
     Second Quarter..................      22.50      17.88       .03
     Third Quarter...................      26.81      19.88       .03
     Fourth Quarter..................      27.00      17.06       .03
1994
     First Quarter...................  $   23.75  $   19.31     $ .03
     Second Quarter..................      24.63      22.38       .03
     Third Quarter...................      23.00      18.50       .03
     Fourth Quarter..................      22.75      17.38       .03
1995
     First Quarter...................  $   24.88  $   17.12     $ .03
     Second Quarter..................      24.75      20.25       .03
     Third Quarter...................      25.38      20.00       .03
     Fourth Quarter (through December
       7, 1995)......................      22.75      18.75

     See the cover page of this Prospectus for the last reported sale price of the Common Stock on the NYSE as of a recent date.

     As of November 1, 1995, there were approximately 270 record holders of the Company's Common Stock, including individual participants in security position listings. There are an estimated 5,100 beneficial owners of the Company's Common Stock, including shares held in street name.

     Following the initial public offering and sale of its Common Stock in October 1989, the Company paid quarterly dividends of $0.025 per share beginning with an initial dividend paid in January 1990 with respect to the fourth quarter of 1989. Beginning in January 1993 with respect to the fourth quarter of 1992, the Company has paid quarterly dividends of $0.03 per share. The Company currently intends to continue to pay quarterly cash dividends on its outstanding shares of Common Stock. However, the determination of the amount of future cash dividends, if any, to be declared and paid will depend upon, among other things, the financial condition, funds from operations, level of exploration and development expenditure opportunities and future business prospects of the Company.
                                       10

                                   BUSINESS
GENERAL

     The Company, a Delaware corporation organized in 1985, is engaged, either directly or through a marketing subsidiary with regard to domestic operations or through various subsidiaries with regard to international operations, in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and India and to a lesser extent, selected other international areas. At December 31, 1994, the Company's estimated net proved natural gas reserves were 1,910 Bcf and estimated net proved crude oil, condensate and natural gas liquids reserves were 37 MMBbl. At such date, approximately 70% of the Company's reserves (on a natural gas equivalent basis) was located in the United States, 16% in Canada, 11% in Trinidad and 3% in India.

     The Company pursues its oil and gas exploration and development operations primarily by the acquisition, through various means including but not limited to leasing, purchasing and farming-in of acreage that is either undeveloped or lightly developed, and drilling of internally generated prospects. The Company also maintains a strategy of selling selected oil and gas properties that, for various reasons, no longer fit into future operating plans or which are not assessed to have sufficient future growth potential and when the economic value to be obtained by selling the properties and reserves in the ground is evaluated to be greater than what would be obtained by holding the properties and producing the reserves over time. As a result, the Company typically receives each year a varying but substantial level of proceeds related to such sales which proceeds are available for general corporate use.

EXPLORATION AND PRODUCTION

  NORTH AMERICAN OPERATIONS

     The Company's seven principal United States producing areas are the Big Piney area, South Texas area, East Texas area, Offshore Gulf of Mexico area, Canyon Trend area, Pitchfork Ranch area and Vernal area. Properties in these areas comprised approximately 76% of the Company's United States reserves (on a natural gas equivalent basis) and 85% of the Company's United States net natural gas deliverability as of December 31, 1994 and are substantially all operated by the Company. At September 30, 1995, properties in these areas comprised approximately 87% of the Company's United States net natural gas deliverability. The Company's other United States natural gas and crude oil producing properties are located primarily in other areas of Texas, Utah, New Mexico and in Oklahoma.

     At December 31, 1994, 93% of the Company's proved United States reserves (on a natural gas equivalent basis) was natural gas and 7% was crude oil, condensate and natural gas liquids. A substantial portion of the Company's United States natural gas reserves is in long-lived fields with well-established production histories. The Company believes that opportunities exist to increase production in many of these fields through continued infill and other development drilling.

     The Company also has natural gas and crude oil producing properties located in Western Canada, primarily in the provinces of Alberta, Saskatchewan and Manitoba.

     BIG PINEY AREA. The Company's largest reserve accumulation is located in the Big Piney area in Sublette and Lincoln counties in southwestern Wyoming. The Company is the holder of the largest productive acreage base in this area, with approximately 219,000 net acres under lease directly within field limits. The Company operates approximately 650 natural gas wells in this area in which it owns a 91% average working interest. Deliveries from the area net to the Company averaged 124 MMcf per day of natural gas and 1.5 MBbl per day of crude oil, condensate, and natural gas liquids in 1994. At September 30, 1995, natural gas deliverability net to the Company was approximately 138 MMcf per day.

     The current principal producing intervals are the Frontier and Mesaverde formations. The Frontier formation, which occurs at 6,500-10,000 feet, contains approximately 66% of the Company's current Big Piney reserves. The Company drilled 67 wells in the Big Piney area in 1994. Although natural gas drilling has been curtailed in this area during 1995 in response to market conditions, numerous drilling opportunities will be available for several years.
                                      11

     During the fourth quarter of 1995, the Company anticipates recording as proved undeveloped reserves approximately 1,100 Bcf of methane contained, along with high concentrations of carbon dioxide and nitrogen as well as small amounts of other gaseous substances, in the deep Wyoming Paleozoic formation located under acreage leased by the Company and held by production in the Big Piney area. The Company is actively pursuing the consummation of a market or markets from several different potential sources to facilitate realizing the value of these reserves.

     SOUTH TEXAS AREA. The Company's activities in South Texas are focused in the Wilcox, Expanded Wilcox, Frio and Lobo producing horizons. The principal area of activity is in the Lobo Trend which occurs primarily in Webb and Zapata counties.

     The Company operates approximately 470 wells in the South Texas area. Production is primarily from the Lobo sand of the Wilcox formation at depths ranging from 7,000 to 11,000 feet. The Company has approximately 250,000 net acres under lease in this area. Natural gas deliveries net to the Company averaged 181 MMcf per day in 1994. At September 30, 1995, natural gas deliverability from this area net to the Company was approximately 150 MMcf per day which was impacted during 1995 by the sale of selected properties. The Company drilled 56 wells in the South Texas area in 1994 and anticipates an active drilling program will continue for several years.

     EAST TEXAS AREA. The Company's activities in the East Texas area are primarily in the Carthage field, located in Panola County, and the North Milton field, located in northern Harris County.

     The Carthage field is the Company's newest area of concentration. This field is one of the most prolific fields in east Texas with production primarily from the Cotton Valley, Travis Peak and Pettit formations. In 1995, properties were acquired that doubled the Company's acreage position to 17,000 acres. An active drilling program is planned for the remainder of 1995 and for several years. The Company has an average 71% working interest in its holdings. The Company has continued its activity in the North Milton field where it now operates 19 wells and holds a 100% working interest in the acreage. Further drilling is planned for 1996. At September 30, 1995, deliverability from the East Texas area was approximately 35 MMcf per day of natural gas with almost 1.0 MBbl per day of condensate, both net to the Company.

     OFFSHORE GULF OF MEXICO AREA. At September 30, 1995, the Company held an interest in 191 blocks in the Offshore Gulf of Mexico area totaling 561,000 net acres. Of the 191 blocks, 133 are operated by the Company. These interests are located predominantly in federal waters offshore Texas and Louisiana. During 1995, the Company acquired a 50% interest in operations previously owned by Santa Fe Minerals complementing previously owned interests and adding significantly to the Company's offshore operations. Natural gas deliveries from this area averaged 83 MMcf per day during 1994 and 118 MMcf per day during the first nine months of 1995, both net to the Company. A substantial portion of such deliveries was from interests in the Matagorda trend with significant volumes also coming from the Mustang Island area. Deliverability from this area at September 30, 1995 was 160 MMcf per day net to the Company sourced principally as noted above. The Company has maintained an active drilling program in this area during 1994 and 1995 and anticipates a similar program to continue for several years.

     CANYON TREND AREA. The Company's activities in this area have been concentrated in Crockett, Sutton, Terrell and Val Verde Counties, Texas where the Company drilled 331 natural gas wells during the period 1992 through 1994. The Company holds approximately 91,800 net acres and now operates approximately 500 natural gas wells in this area in which it owns a 97% average working interest. Production is from the Canyon sands and Strawn limestone at depths from 5,500 to 11,500 feet. In 1994, natural gas deliveries from this area net to the Company averaged 65 MMcf per day. At September 30, 1995, natural gas deliverability from this area net to the Company was approximately 54 MMcf per day. The Company has maintained an active drilling program in the Canyon Trend area during 1995 and expects a similar program to continue for several years.

     PITCHFORK RANCH FIELD. The Pitchfork Ranch field located in Lea County, New Mexico, produces primarily from the Bone Spring, Atoka and Morrow formations. In 1994, deliveries net to the Company from this area averaged 36 MMcf per day of natural gas and approximately 2 MBbl per

                                      12

day of crude oil, condensate and natural gas liquids. At September 30, 1995, deliverability from this area net to the Company was approximately 32 MMcf per day of natural gas and 3.6 MBbl per day of crude oil, condensate and natural gas liquids. The Company holds approximately 27,900 net acres and expects to maintain an active drilling program in this field for several years.

     VERNAL AREA. In the Vernal area, located primarily in Uintah County, Utah, the Company operates approximately 195 producing wells and presently controls approximately 79,000 net acres. For the first nine months of 1995, natural gas deliveries net to the Company from the Vernal area averaged 24 MMcf per day which represents deliverability. Production is from the Green River and Wasatch formations located at depths between 4,500-8,000 feet. The Company has an average working interest of approximately 60%. The Company drilled 20 wells in the Vernal area in 1994 and has maintained a comparable drilling program during 1995.

     CANADA. The Company is engaged in the exploration for and the development, production and marketing of natural gas and crude oil and the operation of natural gas processing plants in western Canada, principally in the provinces of Alberta, Saskatchewan, and Manitoba. The Company conducts operations from offices in Calgary. The Company produces natural gas from seven major areas and crude oil from three major areas. The Sandhills area in Southern Saskatchewan is the largest single producing area where 160 wells were drilled in 1994 resulting in deliverability net to the Company from the field of approximately 38 MMcf per day at December 31, 1994. Canadian natural gas deliverability net to the Company at September 30, 1995 was approximately 70 MMcf per day and the Company held approximately 350,000 net undeveloped acres in Canada. The Company expects to maintain an active drilling program in Canada for several years.

  OUTSIDE NORTH AMERICA OPERATIONS

     The Company has operations offshore Trinidad and India and is conducting exploration in selected other international areas. Properties offshore Trinidad and India comprised 100% of the Company's proved reserves and production outside of North America at year end 1994.

     TRINIDAD. In November 1992, the Company was awarded a 95% working interest concession in the South East Coast Consortium ("SECC") block offshore Trinidad, encompassing three undeveloped fields, previously held by three government-owned energy companies. The Kiskadee field has been developed, the Ibis field is under development and the Oil Bird field is anticipated to be developed over the next three to five years. Existing surplus processing and transportation capacity at the Pelican field facilities owned and operated by Trinidad and Tobago government-owned companies is being used to process and transport the production. Natural gas is being sold into the local market under a take-or-pay agreement with the National Gas Company of Trinidad and Tobago. In 1994, deliveries net to the Company averaged 63 MMcf per day of natural gas and 2.6 MBbl per day of crude oil and condensate. At September 30, 1995, deliverability net to the Company was approximately 166 MMcf per day of natural gas and 8.0 MBbls per day of crude oil and condensate. The Company's net production from offshore Trinidad was approximately 100 MMcf per day of natural gas and 6.2 MBbl per day of crude oil and condensate at September 30, 1995. The Company held approximately 71,000 net undeveloped acres in Trinidad.

     The Company recently has been awarded the right to develop the U(a) block adjacent to the SECC block and is presently negotiating the terms of a production sharing contract with the Government of Trinidad and Tobago.

     INDIA. In December 1994, the Company signed agreements covering profit sharing, joint operations and product sales, and was granted a 30% working interest in, the Tapti, Panna and Mukta blocks located offshore Bombay, India. The Company is designated operator of all three areas. The blocks were previously operated by the Indian national oil company, Oil & Natural Gas Corporation Limited, which retained a 40% working interest. The 363,000 acre Tapti Block contains two major proved gas accumulations delineated by 22 expendable exploration wells that have been plugged. The Company has initiated a development plan for the Tapti Block accumulations. The 106,000 acre Panna Block and the 192,000 acre Mukta Block are partially developed with 30 wells producing from five producing platforms located in the Panna and Mukta fields. The fields were producing approximately 3.5 MBbl per day of crude oil net to the Company as of September 30,
                                      13

1995; all associated natural gas was being flared. The Company intends to continue development of the accumulations and to expand processing capacity to allow crude oil production at full deliverability as well as to permit natural gas sales.

     OTHER INTERNATIONAL. The Company continues to evaluate other selected conventional natural gas and crude oil opportunities outside North America. The Company is pursuing other exploitation opportunities in countries where indigenous natural gas reserves have been identified, particularly where synergies in natural gas transportation, processing and power cogeneration can be optimized with other Enron Corp. affiliated companies. In early 1995, the Company and the Qatar General Petroleum Corporation signed a nonbinding letter of intent concerning the possible development of a liquefied natural gas project for natural gas to be produced from the North Dome Field. The Company and Enron Corp. may jointly hold up to a 40% working interest in the joint venture and drill and develop to-be-agreed-upon reserves. In addition, the Company signed letters of intent in early 1995 with the National Oil Corporation of Uzbekistan, and Gazprom, the Russian natural gas company, to pursue the feasibility of joint venture development and marketing of previously discovered conventional hydrocarbon reserves in Uzbekistan. The Company is also in discussions concerning the potential for conventional oil and gas development opportunities in China, Mozambique and Qatar. The Company holds nonoperating working interests in two conventional oil and gas exploration prospects in the U.K. North Sea.

     The Company continues evaluation and assessment of its international opportunity portfolio in the coalbed methane recovery arena, including projects in South Wales in the U.K., the Lorraine Basin in France, Galilee Basin in Queensland, Australia and Hedong basin in China.

MARKETING

  WELLHEAD MARKETING

     The Company's North America wellhead natural gas production is currently being sold on the spot market and under long-term natural gas contracts at market responsive prices. In many instances, the long-term contract prices closely approximate the prices received for natural gas being sold on the spot market. Wellhead natural gas volumes from Trinidad are sold at prices that are based on a fixed price schedule with annual escalations. Natural gas volumes in India will be sold to the Gas Authority of India, Ltd. under a take-or-pay contract at a price linked to a basket of world market fuel oil quotations with floor and ceiling limits. Approximately 45% of the Company's wellhead natural gas production is currently being sold to pipeline and marketing subsidiaries of Enron Corp. The Company believes that the terms of its transactions and agreements with Enron Corp. and/or its affiliates are and intends that future such transactions and agreements will be at least as favorable to the Company as could be obtained from third parties.

     Substantially all of the Company's wellhead crude oil and condensate is sold under short-term contracts at market responsive prices.

  OTHER MARKETING

     Enron Oil & Gas Marketing, Inc. ("EOGM") is a wholly-owned subsidiary of the Company engaged in various marketing activities. Both the Company and EOGM contract to provide, under short and long-term agreements, natural gas to various purchasers and then aggregate the necessary supplies for the sales with purchases from various sources including third-party producers, marketing companies, pipelines or from the Company's own production. In addition, EOGM has purchased and constructed several small gathering systems in order to facilitate its entry into the gathering business on a strategic basis. Both the Company and EOGM utilize other short and long-term hedging and trading mechanisms including sales and purchases utilizing NYMEX-related commodity market transactions. All of these activities are currently conducted with companies affiliated with Enron Corp. These marketing activities have provided an effective balance in managing the Company's exposure to commodity price risks for both natural gas and crude oil and condensate wellhead prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources and Liquidity - Hedging Transactions."

                                      14

WELLHEAD VOLUMES AND PRICES, AND LEASE AND WELL EXPENSES

     The following table sets forth certain information regarding the Company's wellhead volumes of and average prices for natural gas per Mcf, crude oil and condensate, and natural gas liquids per Bbl, and average lease and well expenses per Mcfe delivered during each of the three years in the period ended December 31, 1994 and the nine-month periods ended September 30, 1994 and 1995.

                                                                         NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                       -------------------------------  --------------------
                                         1992       1993       1994       1994       1995
                                       ---------  ---------  ---------  ---------  ---------
VOLUMES (PER DAY)
     Natural Gas (MMcf)
          United States(1)...........        534        649        614        609        534
          Canada.....................         30         58         72         71         75
          Trinidad...................          -          2         63         63        110
                                       ---------  ---------  ---------  ---------  ---------
            Total(1).................        564        709        749        743        719
                                       =========  =========  =========  =========  =========
     Crude Oil and Condensate (MBbl)
          United States..............        6.3        6.6        8.0        7.5        9.1
          Canada.....................        2.2        2.2        2.0        1.9        2.4
          Trinidad...................          -         .1        2.5        2.6        4.8
          India......................          -          -         .1          -        2.3
                                       ---------  ---------  ---------  ---------  ---------
            Total....................        8.5        8.9       12.6       12.0       18.6
                                       =========  =========  =========  =========  =========
     Natural Gas Liquids (MBbl)
          United States..............         .3         .2         .3         .2        1.2
          Canada.....................         .4         .4         .4         .5         .3
                                       ---------  ---------  ---------  ---------  ---------
            Total....................         .7         .6         .7         .7        1.5
                                       =========  =========  =========  =========  =========
AVERAGE PRICES
     Natural Gas ($/Mcf)
          United States(2)...........  $    1.61  $    1.97  $    1.71  $    1.79  $    1.33
          Canada.....................       1.18       1.34       1.42       1.51        .95
          Trinidad...................          -        .89        .93        .93        .97
            Composite(2).............       1.58       1.92       1.62       1.69       1.23
     Crude Oil and Condensate ($/Bbl)
          United States..............  $   18.29  $   16.96  $   16.06  $   15.64  $   17.20
          Canada.....................      16.80      14.63      14.05      13.72      16.31
          Trinidad...................          -      14.36      15.50      15.20      16.16
          India......................          -          -      15.70          -      16.82
            Composite................      17.90      16.37      15.62      15.24      16.77
     Natural Gas Liquids ($/Bbl)
          United States..............  $   11.56  $   13.85  $   12.45  $   12.50  $   11.76
          Canada.....................      10.05       9.46       8.45       7.86       9.69
            Composite................      10.69      11.12       9.90       9.43      11.27
LEASE AND WELL EXPENSES ($/MCFE)
          United States..............  $     .20  $     .18  $     .19  $     .19  $     .20
          Canada.....................        .50        .48        .34        .35        .35
          Trinidad...................          -       1.46        .17        .15        .14
          India......................          -          -        .13          -       1.59
            Composite................        .22        .21        .20        .20        .23

------------
  (1) Includes 28 MMcf per day in 1992, 81 MMcf per day in 1993 and 48 MMcf per day in 1994 and in the nine-month periods ended September 30, 1994 and 1995 delivered under the terms of a volumetric production payment agreement effective October 1, 1992, as amended.

  (2) Includes an average equivalent wellhead value of $1.70 per Mcf in 1992, $1.57 per Mcf in 1993, $1.27 per Mcf in 1994 and $1.32 per Mcf and $.76 per Mcf in the nine-month periods ended September 30, 1994 and 1995, respectively, for the volumes described in note (1), net of transportation costs.
                                      15

OTHER NATURAL GAS MARKETING VOLUMES AND PRICES

     The following table sets forth certain information regarding the Company's volumes of natural gas delivered under other marketing and volumetric production payment arrangements, and resulting average per unit gross revenue and per unit amortization of deferred revenues along with associated costs during each of the three years in the period ended December 31, 1994 and the nine-month periods ended September 30, 1994 and 1995.

                                                                         NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                       -------------------------------  --------------------
                                         1992       1993       1994       1994       1995
                                       ---------  ---------  ---------  ---------  ---------
Volumes (MMcf per day)(1)............        255        293        324        327        266
Average Gross Revenue ($/Mcf)(2).....  $    2.62  $    2.57  $    2.38  $    2.41  $    1.87
Associated Costs ($/Mcf)(3)(4).......       1.99       2.32       2.06       2.13       1.49
                                       ---------  ---------  ---------  ---------  ---------
Margin ($/Mcf).......................  $    0.63  $    0.25  $    0.32  $    0.28  $    0.38
                                       =========  =========  =========  =========  =========

------------
  (1) Includes 28 MMcf per day in 1992, 81 MMcf per day in 1993 and 48 MMcf per day in 1994 and in the nine-month periods ended September 30, 1994 and 1995 delivered under the terms of volumetric production payment and exchange agreements effective October 1, 1992, as amended.

  (2) Includes per unit deferred revenue amortization for the volumes detailed in note (1) at an equivalent of $2.51 per Mcf in 1992, $2.50 per Mcf in 1993, $2.46 per Mcf in 1994 and $2.46 per Mcf and $2.47 per Mcf in the nine-month periods ended September 30, 1994 and 1995, respectively.

  (3) Includes an average value of $2.37 per Mcf in 1992, $2.20 per Mcf in 1993, $1.92 per Mcf in 1994 and $1.99 per Mcf and $1.50 per Mcf in the nine-month periods ended September 30, 1994 and 1995, respectively, including average equivalent wellhead value, any applicable transportation costs and exchange differentials, for the volumes detailed in note (1).

  (4) Including transportation and exchange differentials.

OIL AND GAS EXPLORATION AND PRODUCTION PROPERTIES AND RESERVES

     The following tables set forth the Company's net proved and proved developed reserves at December 31, 1993 and 1994, and the changes in the net proved reserves for the year 1994 as estimated by the Company's engineering staff. The additional disclosures that include volumes attributable to a volumetric production payment set forth in the following tables are presented as additional information and are not intended to represent required disclosure pursuant to SFAS No. 69 -- "Disclosures about Oil and Gas Producing Activities."

                                        UNITED STATES    CANADA    TRINIDAD     INDIA      TOTAL
                                        -------------    ------    --------   ---------  ---------
Natural Gas (Bcf)
     Net proved reserves at December
       31, 1993......................      1,313.2       271.0       100.5            -    1,684.7
     Additional disclosures:
          Volumes attributable to
            volumetric production
            payment..................         87.5           -           -            -       87.5
                                        -------------    ------    --------   ---------  ---------
     Net proved reserves at December
       31, 1993, including volumes
       attributable to volumetric
       production payment............      1,400.7       271.0       100.5            -    1,772.2
                                        =============    ======    ========   =========  =========
     Net proved reserves at December
       31, 1993......................      1,313.2       271.0       100.5            -    1,684.7
          Revisions of previous
            estimates................        (17.1)       (6.5 )      15.0            -       (8.6)
          Purchases in place.........         18.8         9.2           -         29.3       57.3
          Extensions, discoveries and
            other additions..........        233.8        50.2       113.9            -      397.9
          Sales in place.............        (29.3)       (1.0 )         -            -      (30.3)
          Production.................       (212.0)      (26.3 )     (23.2)           -     (261.5)
                                        -------------    ------    --------   ---------  ---------
     Net proved reserves at December
       31, 1994......................      1,307.4       296.6       206.2         29.3    1,839.5

                                                          16

     Additional disclosures:
          Volumes attributable to
            volumetric production
            payment..................         70.9           -           -            -       70.9
                                        -------------    ------    --------   ---------  ---------
     Net proved reserves at December
       31, 1994, including volumes
       attributable to volumetric
       production payment............      1,378.3       296.6       206.2         29.3    1,910.4
                                        =============    ======    ========   =========  =========
Liquids (MBbl)(1)
     Net proved reserves at December
       31, 1993......................       13,172       5,471       2,218            -     20,861
          Revisions of previous
            estimates................        2,179        (177 )       455            -      2,457
          Purchases in place.........          358           -           -        7,617      7,975
          Extensions, discoveries and
            other additions..........        5,332       2,848       2,687            -     10,867
          Sales in place.............         (257)          -           -            -       (257)
          Production.................       (2,997)       (905 )      (931)         (32)    (4,865)
                                        -------------    ------    --------   ---------  ---------
     Net proved reserves at December
       31, 1994......................       17,787       7,237       4,429        7,585     37,038
                                        =============    ======    ========   =========  =========
                                        UNITED STATES    CANADA    TRINIDAD     INDIA      TOTAL
                                        -------------    ------    --------   ---------  ---------
Net proved developed reserves at
     Natural Gas (Bcf)
          December 31, 1993..........      1,079.8       250.6        71.4            -    1,401.8
          December 31, 1994..........      1,128.2       288.3       206.2            -    1,622.7
     Liquids (MBbl)(1)
          December 31, 1993..........       11,165       5,409       1,591            -     18,165
          December 31, 1994..........       16,770       7,073       4,429        7,585     35,857
                                        UNITED STATES    CANADA    TRINIDAD     INDIA      TOTAL
                                        -------------    ------    --------   ---------  ---------
Net proved developed reserves,
  including amounts attributable to
  volumetric production payment at
     Natural Gas (Bcf)
          December 31, 1993..........      1,167.3       250.6        71.4            -    1,489.3
          December 31, 1994..........      1,199.1       288.3       206.2            -    1,693.6
     Liquids (MBbl)(1)
          December 31, 1993..........       11,165       5,409       1,591            -     18,165
          December 31, 1994..........       16,770       7,073       4,429        7,585     35,857

------------
(1) Includes crude oil, condensate and natural gas liquids.

     Estimates of proved and proved developed reserves at December 31, 1993 and 1994 were based on studies performed by the Company's engineering staff for reserves in the United States, Canada, Trinidad and India. Opinions by DeGolyer and MacNaughton, independent petroleum consultants, for the years ended December 31, 1993 and 1994 covering producing areas containing 65% and 59%, respectively, of proved reserves of the Company on a net-equivalent-cubic-feet-of-gas basis, indicate that the estimates of proved reserves prepared by the Company's engineering staff for the properties reviewed by DeGolyer and MacNaughton, when compared in total on a net-equivalent-cubic-feet-of-gas basis, do not differ materially from the estimates prepared by DeGolyer and MacNaughton. Such estimates by DeGolyer and MacNaughton in the aggregate varied by not more than 5% from those prepared by the Company's engineering staff. All reports by DeGolyer and MacNaughton were developed utilizing geological and engineering data provided by the Company.
     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of

                                      17

natural gas and liquids, including crude oil, condensate and natural gas liquids, that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the amount and quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers normally vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based.
     In general, the volume of production from oil and gas properties owned by the Company declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company will decline as reserves are produced. Volumes generated from future activities of the Company are therefore highly dependent upon the level of success in acquiring or finding additional reserves and the costs incurred in doing so.

  ACREAGE
     The following tables summarize the Company's developed and undeveloped acreage at December 31, 1994 and September 30, 1995. Excluded is acreage in which the Company's interest is limited to owned royalty, overriding royalty and other similar interests.

                                               DEVELOPED                   UNDEVELOPED                      TOTAL
                                       --------------------------  ----------------------------  ----------------------------
                                          GROSS          NET           GROSS           NET           GROSS           NET
                                       ------------  ------------  -------------  -------------  -------------  -------------
At December 31, 1994:
     United States...................       978,427       637,870      1,952,656      1,705,716      2,931,083      2,343,586
     Canada..........................       501,989       307,996        437,523        353,550        939,512        661,546
     India...........................        60,000        18,000        602,207        180,662        662,207        198,662
     Trinidad........................         4,200         3,990         74,851         71,108         79,051         75,098
     Other International.............             -             -     13,913,600     11,756,800     13,913,600     11,756,800
                                       ------------  ------------  -------------  -------------  -------------  -------------
          Total......................     1,544,616       967,856     16,980,837     14,067,836     18,525,453     15,035,692
                                       ============  ============  =============  =============  =============  =============
At September 30, 1995:
     United States...................     1,554,024       661,647      2,321,727      1,775,151      3,875,751      2,436,798
     Canada..........................       559,534       335,559        424,302        349,503        983,836        685,062
     India...........................        60,000        18,000        602,207        180,662        662,207        198,662
     Trinidad........................         4,200         3,990         74,851         71,108         79,051         75,098
     Other International.............             -             -     13,422,400     11,773,100     13,422,400     11,773,100
                                       ------------  ------------  -------------  -------------  -------------  -------------
          Total......................     2,177,758     1,019,196     16,845,487     14,149,524     19,023,245     15,168,720
                                       ============  ============  =============  =============  =============  =============

                                      18

  DRILLING AND ACQUISITION ACTIVITIES
     During the years ended December 31, 1992, 1993 and 1994 and the nine months ended September 30, 1995 the Company spent approximately $396, $430, $494 and $401 million, respectively, for exploratory and development drilling and acquisition of leases and producing properties. The Company drilled, participated in the drilling of or acquired wells as set out in the table below for the periods indicated:

                                                                                                      NINE MONTHS
                                                                                                    ENDED SEPTEMBER
                                                        YEAR ENDED DECEMBER 31,                           30,
                                        --------------------------------------------------------    ----------------
                                              1992                1993                1994                1995
                                        ----------------    ----------------    ----------------    ----------------
                                        GROSS      NET      GROSS      NET      GROSS      NET      GROSS      NET
                                        -----    -------    -----    -------    -----    -------    -----    -------
Development Wells Completed
     Domestic
          Gas........................    484      399.06     352      279.00     308      244.23      99       77.78
          Oil........................     19       10.80      45       19.01      34       29.57      36       32.06
          Dry........................     64       56.12      59       46.83      41       32.15      38       30.80
                                        -----    -------    -----    -------    -----    -------    -----    -------
            Total....................    567      465.98     456      344.84     383      305.95     173      140.64
     International
          Gas........................      2        2.00     227      190.10     250      190.30     116      107.66
          Oil........................     13       11.70       4        3.50      11        5.10      13        8.21
          Dry........................      5        4.05      11        7.60      13       11.50      11        8.38
                                        -----    -------    -----    -------    -----    -------    -----    -------
            Total....................     20       17.75     242      201.20     274      206.90     140      124.25
                                        -----    -------    -----    -------    -----    -------    -----    -------
     Total Development...............    587      483.73     698      546.04     657      512.85     313      264.89
                                        -----    -------    -----    -------    -----    -------    -----    -------
Exploratory Wells Completed
     Domestic
          Gas........................     11        8.72      14       10.03      13        9.80       4        2.52
          Oil........................      1         .40       3        2.50       3        2.57       3        2.63
          Dry........................     16       13.42      32       22.08      23       18.17       6        4.47
                                        -----    -------    -----    -------    -----    -------    -----    -------
            Total....................     28       22.54      49       34.61      39       30.54      13        9.62
     International
          Gas........................      7        5.75      14       11.40       9        7.90       2        1.24
          Oil........................      4        3.69       2         .90       1         .50       2        2.00
          Dry........................      4        2.85      10        7.35      14       12.50       5        3.70
                                        -----    -------    -----    -------    -----    -------    -----    -------
            Total....................     15       12.29      26       19.65      24       20.90       9        6.94
                                        -----    -------    -----    -------    -----    -------    -----    -------
     Total Exploratory...............     43       34.83      75       54.26      63       51.44      22       16.56
                                        -----    -------    -----    -------    -----    -------    -----    -------
            Total....................    630      518.56     773      600.30     720      564.29     335      281.45
Wells in Progress at end of period...     82       60.75      82       61.09      45       28.79      53       38.72
                                        -----    -------    -----    -------    -----    -------    -----    -------
            Total....................    712      579.31     855      661.39     765      593.08     388      320.17
                                        =====    =======    =====    =======    =====    =======    =====    =======
Wells Acquired
     Gas.............................    641      597.29*     44       26.44*     41       40.90*    271       97.37*
     Oil.............................     28       25.80*      -       12.80*     60       38.99*      5         .93*
                                        -----    -------    -----    -------    -----    -------    -----    -------
            Total....................    669      623.09      44       39.24     101       79.89     276       98.30
                                        =====    =======    =====    =======    =====    =======    =====    =======

------------
  * Includes the acquisition of additional interests in certain wells in which the Company previously held an interest.

     All of the Company's drilling activities are conducted on a contract basis with independent drilling contractors. The Company owns no drilling equipment.
                                      19

          SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

     The following table sets forth a summary of selected consolidated financial and operating information for the Company for each of the five years in the period ended December 31, 1994 and the nine-month periods ended September 30, 1994 and 1995. This information should be read in conjunction with the consolidated financial statements of the Company and related notes thereto incorporated by reference herein (see "Incorporation of Certain Documents by Reference") and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. Financial information for each of the five years in the period ended December 31, 1994 has been derived from audited financial statements. Financial information for the nine-month periods ended September 30, 1994 and 1995 has been derived from unaudited financial statements. The interim data reflects all adjustments which, in the opinion of the management of the Company, are necessary to present fairly such information for the interim periods. Results of the nine-month periods are not necessarily indicative of the results expected for a full year or any other interim period.

                                                                                                              NINE MONTHS
                                                                                                                 ENDED
                                                           YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                       ---------------------------------------------------------------  ------------------------
                                          1990         1991         1992         1993         1994         1994         1995
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Net operating revenues
    Natural gas......................  $   301,645  $   321,603  $   388,988  $   505,162  $   489,893  $   365,654  $   332,015
    Crude oil, condensate and natural
      gas liquids....................       66,165       62,836       58,927       55,834       76,338       52,632       90,342
    Gains on sales of reserves and
      related assets.................       31,802       14,983        6,037       13,318       54,014       52,212       62,546
    Other............................        3,525        3,166        5,074        6,706        5,578        3,842        7,439
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
        Total........................      403,137      402,588      459,026      581,020      625,823      474,340      492,342
Operating expenses
    Lease and well...................       43,806       49,922       49,406       59,344       60,384       44,782       52,918
    Exploration......................       35,031       31,470       33,278       36,921       41,811       29,647       31,590
    Dry hole.........................       12,986       14,698       10,764       18,355       17,197       10,803        8,586
    Impairment of unproved oil and
      gas properties.................       20,571       12,791       15,136       20,467       24,936       17,364       20,453
    Depreciation, depletion and
      amortization...................      155,877      160,885      179,839      249,704      242,182      181,645      157,875
    General and administrative.......       38,254       36,216       36,648       45,274       51,418       38,050       41,186
    Taxes other than income..........       22,966       18,222       28,346       35,396       28,254       22,010       25,606
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
        Total........................      329,491      324,204      353,417      465,461      466,182      344,301      338,214
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income.....................       73,646       78,384      105,609      115,559      159,641      130,039      154,128
Other income (expense)...............       (2,153)      (3,215)      (3,476)       6,635        2,783        2,238       (1,143)
Interest expense (net of interest
  capitalized).......................       36,879       29,500       22,289        9,921        8,489        6,111        8,810
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income before income taxes...........       34,614       45,669       79,844      112,273      153,935      126,166      144,175
Income tax provision (benefit)(1)....      (10,854)      (2,247)     (17,736)     (25,752)(2)    5,937(3)    20,728       33,444(4)
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income...........................  $    45,468  $    47,916  $    97,580  $   138,025  $   147,998  $   105,438  $   110,731
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========
Earnings per share of common
  stock(5)...........................  $       .30  $       .32  $       .63  $       .86  $       .93  $       .66  $       .69
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========
Average number of common shares(5)...      151,800      151,800      154,533      159,996      159,845      159,826      159,951
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========

BALANCE SHEET DATA (AT PERIOD END):
Net oil and gas properties...........  $ 1,305,136  $ 1,339,666  $ 1,468,011  $ 1,546,045  $ 1,684,811  $ 1,637,762  $ 1,843,150
Total assets.........................    1,417,939    1,455,608    1,731,012    1,811,162    1,861,867    1,855,819    2,109,971
Long-term debt
    Affiliate........................      277,918      132,836            -(6)           -      25,000      25,000       16,320
    Other............................      140,442      289,556      150,000(6)     153,000     165,337     158,862      247,552
Deferred revenue.....................            -            -      301,395      227,528      184,183      195,109      224,085
Shareholders' equity.................      610,042      643,185      826,986(6)     933,073   1,043,419   1,019,712    1,140,295

                                                            20

OPERATING DATA:
Wellhead Volumes and Prices
Natural Gas Volumes (MMcf per day)
    United States(7).................          437          466          534          649          613          609          534
    Canada...........................           18           25           30           58           73           71           75
    Trinidad.........................            -            -            -            2           63           63          110
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
        Total(7).....................          455          491          564          709          749          743          719
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========
Average Natural Gas Prices ($/Mcf)
    United States....................       $ 1.51       $ 1.38       $ 1.61       $ 1.97       $ 1.71       $ 1.79       $ 1.33
    Canada...........................         1.47         1.32         1.18         1.34         1.42         1.51          .95
    Trinidad.........................            -            -            -          .89          .93          .93          .97
        Composite....................         1.51         1.37         1.58         1.92         1.62         1.69         1.23
Crude/Condensate Volumes (MBbl per
  day)
    United States....................          5.8          5.9          6.3          6.6          8.0          7.5          9.1
    Canada...........................          2.4          2.3          2.2          2.2          2.0          1.9          2.4
    Trinidad.........................            -            -            -           .1          2.5          2.6          4.8
    India............................            -            -            -            -           .1            -          2.3
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
        Total........................          8.2          8.2          8.5          8.9         12.6         12.0         18.6
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========
Average Crude/Condensate Prices
  ($/Bbl)
    United States....................       $21.95       $19.24       $18.29       $16.96       $16.06       $15.64       $17.20
    Canada...........................        21.01        17.58        16.80        14.63        14.05        13.72        16.31
    Trinidad.........................            -            -            -        14.36        15.50        15.20        16.16
    India............................            -            -            -            -        15.70            -        16.82
        Composite....................        21.67        18.78        17.90        16.37        15.62        15.24        16.77
Natural Gas Liquids Volumes (MBbl per
  day)
    United States....................           .4           .3           .3           .2           .3           .2          1.2
    Canada...........................            -           .3           .4           .4           .4           .5           .3
        Total........................           .4           .6           .7           .6           .7           .7          1.5
Average Natural Gas Liquids Prices
  ($/Bbl)
    United States....................       $10.59       $10.79       $11.56       $13.85       $12.45       $12.50       $11.76
    Canada...........................            -        12.48        10.05         9.46         8.45         7.86         9.69
        Composite....................        10.59        11.64        10.69        11.12         9.90         9.43        11.27

------------
(1) Includes benefits of approximately $17 million, $43 million, $65 million and $36 million in 1991, 1992, 1993 and 1994, respectively, and $29 million and $16 million in the nine-month periods ended September 30, 1994 and 1995, respectively, relating to tight gas sand federal income tax credits and $25 million and $7 million in 1990 and 1991, respectively, associated with the utilization of a net operating loss carryforward.

(2) Includes a benefit of $12 million from the reduction of the Company's deferred federal income tax liability resulting from a reevaluation of deferred tax requirements partially offset by an approximate $7 million predominantly non-cash charge primarily to adjust the Company's accumulated deferred income tax liability for the increase in the corporate federal income tax rate from 34% to 35%.

(3) Includes a benefit of approximately $8 million related to reduced estimated state income taxes and certain franchise taxes, a portion of which is treated as income tax under SFAS No. 109 - "Accounting for Income Taxes", and a $5 million benefit from the reduction of the Company's deferred federal income tax liability resulting from a reevaluation of deferred tax requirements.

(4) Includes a $12 million benefit associated with the successful resolution on audit of federal income taxes for certain prior years.

(5) In May 1994, the Board of Directors declared a two-for-one split of the Company's Common Stock to be effected as a non-taxable dividend of one share for each share outstanding. Shares were issued on June 15, 1994 to shareholders of record as of May 31, 1994. All share and per share amounts presented herein are reflected on a post-split basis.

(6) In August 1992, the Company completed the sale of an additional 8.2 million shares of Common Stock resulting in aggregate net proceeds to the Company of approximately $112 million used primarily to repay long-term debt. In September 1992, the Company completed the sale of a volumetric production payment, resulting in net proceeds of approximately $327 million used to repay long-term debt and for other general corporate purposes.

(7) Includes 28 MMcf per day in 1992, 81 MMcf per day in 1993 and 48 MMcf per day in 1994 and in the nine-month periods ended September 30, 1994 and 1995 delivered under the terms of a volumetric production payment effective October 1, 1992, as amended.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

     The following review of operations for each of the three years in the period ended December 31, 1994 and for the nine-month periods ended September 30, 1994 and 1995 should be read in conjunction with the consolidated financial statements of the Company and notes thereto and other financial data incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

RESULTS OF OPERATIONS

  NET OPERATING REVENUES

     Wellhead volume and price statistics for the specified periods were as follows:

                                                                            NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                       ----------------------------------  --------------------
                                          1992        1993        1994       1994       1995
                                       ----------  ----------  ----------  ---------  ---------
     Natural Gas Volumes (MMcf per
       day)
          North America(1)...........         564         707         686        680        609
          Trinidad...................           -           2          63         63        110
                                       ----------  ----------  ----------  ---------  ---------
               Total.................         564         709         749        743        719
                                       ==========  ==========  ==========  =========  =========
     Average Natural Gas Prices
       ($/Mcf)
          North America(2)...........  $     1.58  $     1.92  $     1.68  $    1.76  $    1.28
          Trinidad...................           -         .89         .93        .93        .97
               Composite.............        1.58        1.92        1.62       1.69       1.23
     Crude/Condensate Volumes (MBbl
       per day)
          North America..............         8.5         8.8        10.0        9.4       11.5
          Trinidad...................           -          .1         2.5        2.6        4.8
          India......................           -           -          .1          -        2.3
                                       ----------  ----------  ----------  ---------  ---------
               Total.................         8.5         8.9        12.6       12.0       18.6
                                       ==========  ==========  ==========  =========  =========
     Average Crude/Condensate Prices
       ($/Bbl)
          North America..............  $    17.90  $    16.39  $    15.65  $   15.25  $   17.01
          Trinidad...................           -       14.36       15.50      15.20      16.16
          India......................           -           -       15.70          -      16.82
               Composite.............       17.90       16.37       15.62      15.24      16.77

------------
  (1) Includes 28 MMcf per day in 1992, 81 MMcf per day in 1993 and 48 MMcf per day in 1994 and in the nine-month periods ended September 30, 1994 and 1995 delivered under the terms of volumetric production payment and exchange agreements effective October 1, 1992, as amended.

  (2) Includes an average equivalent wellhead value of $1.70 per Mcf in 1992, $1.57 per Mcf in 1993, $1.27 per Mcf in 1994 and $1.32 per Mcf and $.76 per Mcf in the nine-month periods ended September 30, 1994 and 1995, respectively, for the volumes detailed in note (1), net of transportation costs.

     NINE MONTHS 1995 COMPARED TO NINE MONTHS 1994. During the first nine months of 1995, net operating revenues increased $18 million to $492 million as compared to the same period in 1994.

     Average wellhead natural gas prices for the first nine months of 1995 were down approximately 27% from the same period in 1994 reducing net operating revenues by approximately $90 million. In addition, a decrease of 3% in wellhead natural gas volumes from the first nine months of 1994 reduced net operating revenues by approximately $11 million. The Company voluntarily curtailed its United States wellhead natural gas delivered volumes by an average of approximately 140 MMcf per day during the first nine months of 1995 compared to approximately 110 MMcf per day during the same period in 1994 due to significantly lower United States wellhead natural gas prices. In addition, the impact of the sales of oil and gas reserves and related assets (net of purchases of similar assets) resulted in a reduction of approximately 40 MMcf per day in delivered volumes for the first nine months of 1995 as compared to the first nine months of 1994. The Company refocused its 1995 drilling activity away from natural gas deliverability and toward natural gas reserve enhancement and crude oil exploitation in the United States in response to the significant decline in United States natural gas prices in recent periods. Wellhead crude oil and condensate average prices increased 10% adding approximately $8 million to net operating revenues compared to the first nine months of 1994. Crude oil and condensate wellhead volumes increased 55% adding approximately $27 million to net operating revenues compared to the same period a year ago primarily reflecting new production on stream offshore India, and higher volumes offshore Trinidad and in North America.

     Other marketing activities associated with sales and purchases of natural gas, natural gas price swap transactions, other commodity price hedging of natural gas and crude oil and condensate prices utilizing NYMEX-related commodity market transactions, and volumetric production payment related margins added approximately $91 million to net operating revenues during the first nine months of 1995, an increase of approximately $67 million from the same period in 1994. This increase primarily resulted from a gain of $51 million on natural gas commodity price hedging activities utilizing NYMEX-related commodity market transactions in the first nine months of 1995 compared to a $2 million loss during the same period in 1994 and increased margins associated with other natural gas marketing activities. The average associated costs of natural gas marketing, price swap and volumetric production payment transactions, including, where appropriate, average wellhead value, transportation costs and exchange differentials, decreased $.64 per Mcf. The average price received for these transactions decreased $.54 per Mcf. Related other natural gas marketing volumes decreased 19%. The reduction in other natural gas marketing volumes and prices relates primarily to the exchange of the fuel contracts noted below, lower wellhead market prices and decreased other marketing activities. The $.10 per Mcf margin increase partially offset by the reduction in other natural gas marketing volumes increased net operating revenues by approximately $3 million compared to the first nine months of 1994. The Company realized an $11 million gain in the first nine months of 1995 related to certain NYMEX-related commodity market transactions with an Enron Corp. affiliated company that were designated for trading purposes in late 1994. The Company had no open trading positions at September 30, 1995. See "Trading Transactions."

     In March 1995, the Company exchanged existing fuel supply and purchase contracts and related price swap agreements associated with a Texas City cogeneration plant for certain natural gas price swap agreements of equivalent value issued by an Enron Corp. affiliated company. As a result of these transactions, the Company realized a $8.4 million increase in net operating revenues in the first nine months of 1995 over the amount realized from the exchanged fuel supply and purchase contracts in the same period of 1994. See "Relationship Between the Company and Enron Corp. - Contractual Agreements."

     Gains on sales of reserves and related assets during the first nine months of 1995 increased $10 million to $63 million when compared to the same period in 1994 which increase was attributable to the Company"s continuing efforts in optimizing the use of its assets.

     1994 COMPARED TO 1993. During 1994, net operating revenues increased to $626 million, up $45 million as compared to 1993.

     Average wellhead natural gas volumes increased approximately 6% compared to 1993 primarily reflecting the effects of development activities offshore Trinidad and in Canada partially offset by voluntary curtailments of production in the United States in 1994. The volume reductions in the United States as a result of voluntary curtailments were more than offset by the new natural gas deliveries from the Kiskadee field offshore Trinidad and increased deliveries in Canada. The increase in wellhead natural gas volumes added $28 million to net operating revenues. Average wellhead natural gas prices were down significantly from 1993 reducing net operating revenues by approximately $83 million. This 16% reduction in average wellhead natural gas prices reflects the overall decline in the United States natural gas markets during the last half of 1994 and increased volumes offshore Trinidad sold under a long-term contract at a price considerably below North America spot market prices. A 42% increase in wellhead crude oil and condensate volumes over 1993 added $22 million to net operating revenues primarily reflecting development activities offshore Trinidad and increased production in the United States. A 5% decrease in wellhead crude oil and condensate average prices decreased net operating revenues by approximately $3 million.

     Other marketing activities associated with sales and purchases of natural gas, natural gas and crude oil price swap transactions, other commodity price hedging of natural gas and crude oil prices utilizing NYMEX-related commodity market transactions, and margins relating to the volumetric production payment added $50 million to net operating revenues during 1994. This increase of $41 million from the same period in 1993 primarily results from a gain of $11 million on natural gas commodity price hedging activities utilizing NYMEX-related commodity market transactions in 1994 versus an $18 million loss during 1993 and increased margins associated with other natural gas marketing activities. The average associated costs of natural gas marketing, price swap and volumetric production payment transactions, including, where appropriate, average wellhead value, transportation costs and exchange differentials, decreased $.26 per Mcf. The average price received for these transactions decreased $.19 per Mcf. Related other natural gas marketing volumes increased 10%.

     Gains on sales of selected oil and gas reserves and related assets were $54 million in 1994 as compared to $13 million in 1993. While the quantity of equivalent reserves sold in 1994 was slightly less than 1993, higher average proceeds received per equivalent unit in 1994 as compared to 1993 primarily contributed to the increased gain recognition. In continuing its strategy of fully utilizing its assets in optimizing profitability, cash flow and return on investments, the Company expects to continue the sale of similar properties from time to time.

     1993 COMPARED TO 1992. During 1993, net operating revenues increased to $581 million, up $122 million as compared to 1992.

     Average wellhead natural gas volumes increased approximately 26% compared to 1992 primarily reflecting the effects of exploration and development activities relating to tight gas sand formations. Wellhead natural gas delivered volumes were curtailed less during portions of 1993 than for the comparable periods in 1992 due to the significant increases realized in wellhead natural gas prices in 1993. Average wellhead natural gas prices were up approximately 22% in 1993 over those received in 1992, adding approximately $87 million to net operating revenues. Increases in wellhead natural gas volumes in 1993 added $83 million to net operating revenues compared to 1992. Average wellhead crude oil and condensate prices in 1993 were down 9% compared to 1992, reducing net operating revenues by $5 million. Increases in wellhead crude oil and condensate volumes in 1993 added approximately $2 million to net operating revenues compared to 1992.

     Other marketing activities associated with sales and purchases of natural gas, natural gas price swap transactions, other commodity price hedging of natural gas and crude oil and condensate prices utilizing NYMEX-related commodity market transactions, and margins relating to the volumetric production payment added $8 million to net operating revenues during 1993. This decrease of $54 million from 1992 primarily results from shrinking margins associated with sales under long-term fixed price contracts and amortization of volumetric production payment deferred revenue due to increases in market responsive natural gas prices associated with volumes supplying these dispositions and losses on natural gas commodity price hedging activities utilizing NYMEX-related commodity market transactions. The average associated costs of natural gas marketing, price swap and volumetric production payment transactions, including, where appropriate, average wellhead value, transportation costs and exchange differentials, increased $.33 per Mcf. Related other natural gas marketing volumes increased 15%.

     The impact of the other marketing activities, a substantial portion of which serve as hedges of commodity price risks for a portion of wellhead deliveries for the respective periods, were more than offset by reductions in revenues associated with market responsive prices for wellhead deliveries during those periods.

  OPERATING EXPENSES

     NINE MONTHS 1995 COMPARED TO NINE MONTHS 1994. During the first nine months of 1995, operating expenses of $338 million were $6 million lower than the $344 million incurred in the same period in 1994. Lease and well expenses increased approximately $8 million to $53 million primarily due to expanded international operations including the initiation of operations in India in late December 1994 partially offset by reductions in United States lease and well expenses. Exploration expenses increased $2 million to $32 million due to increased exploration activities. Impairment of unproved oil and gas properties for the first nine months of 1995 increased $3 million from the comparable period a year ago primarily due to impairments associated with certain offshore Gulf of Mexico leases. Depreciation, depletion and amortization ("DD&A") expense decreased $24 million to $158 million reflecting a decrease in the average DD&A rate from $.81 per Mcfe in the first nine months of 1994 to $.69 per Mcfe in the first nine months of 1995. The DD&A rate decrease is primarily attributable to increased production from international operations with lower average DD&A rates than incurred for North America operations. General and administrative expenses increased approximately $3 million to $41 million due to expanded international activities and overall higher costs associated with certain employee related expenses. Taxes other than income were $4 million higher in the first nine months of 1995 compared to the same period in 1994 primarily due to a reduction included in 1994 associated with state franchise taxes and higher production related taxes associated with new production in India in the first nine months of 1995 partially offset by decreases in state severance taxes due to lower taxable North America wellhead volumes and average prices in 1995.

     The Company reduced its total per unit operating costs for lease and well expense, DD&A, general and administrative expense, interest expense, and taxes other than income by $.06 per Mcfe, averaging $1.25 per Mcfe during the first nine months of 1995 compared to $1.31 per Mcfe during the same period in 1994. This decrease is primarily attributable to the reduction in the average DD&A rate as noted above partially offset by increases in per unit lease and well, general and administrative expenses, and taxes other than income.

     1994 COMPARED TO 1993. During 1994, total operating expenses of $466 million were approximately $1 million higher than the $465 million incurred in 1993. Lease and well expenses of $60 million were approximately $1 million higher than 1993 primarily due to increased expenses related to new operations offshore Trinidad partially offset by cost reductions in North America. Exploration expenses of $42 million increased $5 million from the previous year primarily due to an increased level of exploration activities. Impairment of unproved oil and gas properties increased $4 million from 1993 primarily due to impairments associated with certain offshore Gulf of Mexico leases. DD&A expense decreased from $250 million in 1993 to $242 million in 1994 reflecting a $.09 per Mcfe decrease in the average DD&A rate to $.80 per Mcfe. The rate decrease is primarily due to increased production from offshore Trinidad at an average DD&A rate significantly less than the North America operations DD&A rate and a $.03 per Mcfe reduction in the North America operations DD&A rate. General and administrative expenses increased $6 million to $51 million primarily due to overall higher costs associated with expanded international and domestic operations. Taxes other than income decreased approximately $7 million from 1993 primarily due to lower taxable United States wellhead volumes and prices and reductions included in 1994 related to revisions of certain prior year production taxes. Included in 1994 and 1993 are benefits associated with reductions in state franchise taxes of $4 million and $3 million, respectively. The Company continues to benefit from certain state severance tax exemptions allowed on high cost natural gas volumes.

     Total per unit operating costs for lease and well expense, DD&A, general and administrative expense, interest expense, and taxes other than income decreased $.14 per Mcfe, averaging $1.29 per Mcfe during 1994 compared to $1.43 per Mcfe for 1993. The decrease was primarily due to per unit reductions in DD&A and taxes other than income as discussed above.

     1993 COMPARED TO 1992. During 1993, total operating expenses of $465 million were $112 million higher than the $353 million incurred in 1992. Lease and well expenses increased approximately $10 million primarily due to expanded domestic and international operations. Exploration expenses increased approximately $4 million primarily due to increased exploration activities in North America. An unsuccessful Gulf of Mexico well added nearly $4 million to dry hole expenses and a related $3 million to lease impairments in 1993. Dry hole expenses also reflect the impact of increased drilling activity outside North America. DD&A expense increased $70 million to $250 million reflecting an increase in production volumes and an average DD&A rate increase from $.79 per Mcfe in 1992 to $.89 per Mcfe for 1993. The DD&A rate increase is primarily due, as expected, to factors associated with the tight gas sands drilling program which costs are being more than offset by benefits realized in the form of tight gas sand federal income tax credits and certain state severance tax exemptions. General and administrative expenses increased almost $9 million to $45 million primarily reflecting cost reductions included in 1992 related to changes associated with certain employee compensation plans and overall higher costs in 1993 due to an expansion of domestic and international operations. Taxes other than income increased $7 million primarily due to increased production volumes and revenues in 1993, partially offset by continuing benefits associated with certain state severance tax exemptions allowed on high cost natural gas volumes and a $3 million reduction of state franchise taxes resulting from refunds of prior year payments received in 1993.

     Total per unit operating costs for lease and well expense, DD&A, general and administrative expense, interest expense, and taxes other than income increased $.03 per Mcfe, averaging $1.43 per Mcfe during 1993 compared to $1.40 per Mcfe for 1992. The total increase was associated with DD&A expense which was up $.10 per Mcfe as noted above being partially offset by a reduction of $.07 Mcfe in all other costs.

  OTHER INCOME

     Other income for 1993 includes $4 million in interest income associated with the investment of funds temporarily surplus to the Company and $4 million associated with settlements related to the termination of certain long-term natural gas contracts.

  INTEREST EXPENSE

     Net interest expense for the first nine months of 1995 was up $3 million as compared to the same period in 1994 reflecting primarily a higher level of debt outstanding during the 1995 period.

     Net interest expense in 1994 decreased approximately $1 million to $8 million as compared to 1993 primarily due to favorable interest rates on new financing acquired by a subsidiary of the Company for operations offshore Trinidad and the retirement of higher interest rate debt. The estimated fair value of outstanding interest rate swap agreements at December 31, 1994 was a negative $0.5 million based on termination values obtained from third parties.

     Net interest expense decreased $12 million, or 55%, to $10 million in 1993 as compared to 1992 reflecting the repayment of a substantial portion of the Company's long-term debt in 1992 with proceeds from the sale of common stock in August 1992 and the sale of a volumetric production payment in September 1992. The estimated fair value of outstanding interest rate swap agreements at December 31, 1993 was a negative $3.3 million based upon termination values obtained from third parties.

                                      26
  INCOME TAXES

     Income tax provision increased $13 million for the first nine months of 1995 as compared to the same period in 1994 primarily resulting from higher income before income taxes and lower benefits associated with tight gas sand federal income tax credits utilized in the first nine months of 1995 as compared to the same period in 1994 partially offset by a $12 million benefit associated with the successful resolution on audit of federal income taxes for certain prior years.

     Income tax provision in 1994 includes a benefit of approximately $36 million associated with tight gas sand federal income tax credit utilization, a benefit of approximately $8 million related to reduced estimated state income taxes and a portion of certain franchise taxes which is treated as income tax under SFAS No. 109, and a $5 million benefit from the reduction of the Company's deferred federal income tax liability resulting from a reevaluation of deferred tax requirements.

     Income tax benefit in 1993 includes a benefit of approximately $65 million associated with tight gas sand federal income tax credit utilization, an approximate $7 million predominantly one-time non-cash charge recorded in the third quarter of 1993 primarily to adjust the Company's accumulated deferred federal income tax liability for the increase in the corporate federal income tax rate from 34% to 35% and a $12 million benefit from the reduction of the Company's deferred federal income tax liability resulting from a reevaluation of deferred tax requirements.

CAPITAL RESOURCES AND LIQUIDITY

  CASH FLOW

     The primary sources of cash for the Company during the nine-month period ended September 30, 1995 and for each of the years in the three-year period ended December 31, 1994 included funds generated from operations, the sale of Common Stock, the sale of a volumetric production payment, proceeds from the sale of selected oil and gas reserves and related assets and the issuance of debt. Primary cash outflows during these periods included funds used in operations, exploration and development expenditures, dividends and the repayment of debt.

     Discretionary cash flow, a frequently used measure of performance for exploration and production companies, is generally derived by adjusting net income to eliminate the effects of depreciation, depletion and amortization, impairment of unproved oil and gas properties, deferred taxes, gains on sales of oil and gas reserves and related assets, certain other miscellaneous non-cash amounts, except for amortization of deferred revenue, and exploration and dry hole expenses. However, based on the continuing practice of the Company of selling selected oil and gas reserves and related assets in furtherance of its strategy of fully utilizing its assets in optimizing profitability, cash flow and return on investments, it believes that net proceeds from these transactions should also be considered as available discretionary cash flow and accordingly is presenting those values for all periods shown. The Company generated discretionary cash flow of $387 million during the first nine months of 1995, a 3% decrease from the $401 million generated for the same period in 1994, primarily reflecting lower net operating revenues, higher cash expenses and a decrease in benefits associated with tight gas sand federal income tax credits. The Company generated discretionary cash flow of approximately $514 million in 1994, $521 million in 1993 and $346 million in 1992. The 1993 amount includes $50 million associated with a federal income tax refund resulting from the settlement on audit of federal income taxes paid in certain prior years.

     Net operating cash flows for the first nine months of 1995 and for each of the years in the three-year period ended December 31, 1994 have been revised to reflect proceeds from the sale of a volumetric production payment during 1992 and the elimination of the related amortization of deferred revenues as net operating cash flows rather than as investing cash flows as previously reported. Net operating cash flows of $229 million for the first nine months of 1995 decreased approximately $72 million as compared to the same period in 1994 primarily reflecting the same factors addressed above with regard to discretionary cash flow and higher working capital requirements. Net operating cash flows were approximately $383 million in 1994, $406 million in 1993, and
                                      27

$608 million in 1992. Decreased 1994 net operating cash flows were primarily due to the receipt in 1993 of a refund on settlement on audit of federal income taxes paid in certain prior years. Decreased 1993 net operating cash flows were primarily due to the receipt in 1992 of $327 million of proceeds from the sale of a volumetric production payment, increased net operating revenues and a decrease in provision for current taxes resulting from both increased tight gas sand federal income tax credit utilization and the receipt of a refund on settlement on audit of federal income taxes paid in certain prior years. In accordance with the requirements of SFAS No. 95 - "Statement of Cash Flows", net proceeds from the sale of selected oil and gas reserves and related assets are not included in the determination of net operating cash flows.

  SALE OF SELECTED OIL AND GAS RESERVES AND RELATED ASSETS

     During the first nine months of 1995, the Company received proceeds of $101 million from the sale of selected oil and gas reserves and related assets compared to $82 million received in the first nine months of 1994. Taxable gains from the first nine months of 1995 sales generated income taxes of $24 million leaving, net proceeds of $77 million. During 1994, the Company received proceeds of $91 million from the sale of selected oil and gas reserves and related assets compared to $42 million received in 1993. While the quantity of equivalent reserves sold in 1994 was slightly less than 1993, higher average proceeds received per equivalent unit of reserves sold in 1994 as compared to 1993 resulted in significantly higher 1994 proceeds. Taxable gains resulting from the 1994 sales generated income taxes of $20 million, leaving net proceeds of $71 million. Taxable gains resulting from such sales in 1993 generated federal income taxes of $8 million, leaving net proceeds of $34 million.

  SALE OF VOLUMETRIC PRODUCTION PAYMENT

     In September 1992, the Company sold a volumetric production payment for $326.8 million to a limited partnership. Under the terms of the production payment agreements, the Company conveyed a real property interest in approximately 124 Bcfe (136 TBtu) of certain natural gas and other hydrocarbons to the purchaser. Effective October 1, 1993, the agreements were amended providing for the extension of the original term of the volumetric production payment through March 31, 1999 and including a revised schedule of daily quantities of hydrocarbons to be delivered which is approximately one-half of the original schedule. The revised schedule will total approximately 89.1 Bcfe (97.8 TBtu) versus approximately 87.9 Bcfe (96.4 TBtu) remaining to be delivered under the original agreement. Daily quantities of hydrocarbons no longer required to be delivered under the revised schedule during the period from October 1, 1993 through June 30, 1996 are available for sale by the Company. The Company retains responsibility for its working interest share of the cost of operations. In accordance with generally accepted accounting principles, the Company accounted for the proceeds received in the transaction as deferred revenue which is being amortized into revenue and income as natural gas and other hydrocarbons are produced and delivered to the purchaser during the term, as revised, of the volumetric production payment thereby matching those revenues with the depreciation of asset values which remained on the balance sheet following the sale and the operating expenses incurred for which the Company retained responsibility. The Company expects the above transaction, as amended, to have minimal direct impact on future earnings. However, cash made available by the sale of the volumetric production payment has provided considerable financial flexibility for the pursuit of investment alternatives.

                                      28

  EXPLORATION AND DEVELOPMENT EXPENDITURES

     The table below sets out components of actual exploration and development expenditures for the years ended December 31, 1992, 1993 and 1994, along with those estimated for the year 1995 and actual components of exploration and development expenditures for the nine-month periods ended September 30, 1994 and 1995.

                                                                            NINE MONTHS
                                                                        ENDED SEPTEMBER 30,
                                                                        --------------------
EXPENDITURE CATEGORY                     1992       1993       1994       1994       1995
-------------------------------------  ---------  ---------  ---------  ---------  ---------
                                                           (IN MILLIONS)
Capital
     Drilling and Facilities.........  $     260  $     331  $     342  $     257  $     225
     Leasehold Acquisitions..........         23         29         52         32         17
     Producing Property
       Acquisitions..................         65          9         34         14        114
     Capitalized Interest and
       Other.........................         14         14         14         10          9
                                       ---------  ---------  ---------  ---------  ---------
          Total......................        362        383        442        313        365
Exploration Expenses.................         44         55         59         41         40
                                       ---------  ---------  ---------  ---------  ---------
Total................................  $     406  $     438  $     501  $     354  $     405
                                       =========  =========  =========  =========  =========

     Exploration and development expenditures for the first nine months of 1995 increased $51 million compared to the same period in 1994, and primarily reflect the acquisitions of selected properties to complement existing United States producing areas.

     Exploration and development expenditures increased $63 million, or 14%, in 1994 compared to 1993. The increase primarily reflects the acquisitions of selected properties to compliment existing North America producing areas and the addition of new international activities in India. See
"Business - Exploration and Production" for additional information detailing the specific geographic locations of the Company's drilling programs and "- Outlook" below for a discussion related to future exploration and development expenditure plans.

     Exploration and development expenditures in 1993 increased to $438 million, an 8% increase, as compared to the $406 million expended in 1992. The increase was attributable to increased domestic drilling activity with reduced emphasis on development drilling expenditures associated with tight gas sand formations. The Company also implemented its first development program outside of North America during 1993, installing a jacket, platform and production facilities and initiating natural gas production from the Kiskadee field offshore the southeast coast of Trinidad.

  HEDGING TRANSACTIONS

     With the objective of enhancing the certainty of future revenues, the Company has, as of October 23, 1995, entered into hedging transactions for approximately 400 BBtu per day (approximately 381 MMcf per day) and 529 BBtu per day (approximately 504 MMcf per day) of its North America natural gas volumes for the last three months of 1995 and the year 1996, respectively. A significant portion of the 1995 and substantially all of the 1996 hedge transactions involve NYMEX-based commodity price swap agreements totaling 260 BBtu per day at an average price of $1.98 per MMBtu and 447 BBtu per day at an average price of $2.00 per MMBtu for the last three months of 1995 and the year 1996, respectively. The remaining hedge transactions of 140 BBtu per day and 82 BBtu per day for the last three months of 1995 and the year 1996, respectively, include notional and physical transactions that involve fixed price sales contracts and volumetric production payment and exchange agreements. Included in the 1996 hedge transactions are commodity price swap agreements totaling 200 BBtu per day of notional volumes at a weighted average NYMEX-based price of $1.97 per MMbtu which include one-time options exercisable by the counterparty on or before December 17, 1996 totaling 200 BBtu per day of notional volumes in 1997 and 1998 at the same weighted average NYMEX-based price of $1.97 per MMBtu. The Company has also, as of October 16, 1995, hedged approximately 10,100 Bbl per day and 9,600 Bbl per day of its North
                                      29

America crude oil and condensate volumes using commodity price swap agreements at NYMEX-based West Texas Intermediate Crude Oil ("WTI") prices averaging $18.77 per Bbl and $18.90 per Bbl for the last three months of 1995 and the year 1996, respectively. Included in the 1995 and 1996 hedge transactions are commodity price swap agreements totaling up to 3,000 Bbl per day at WTI prices ranging between $18.70 and $18.80 per Bbl each of which includes a one-time option exercisable by the counterparty at various times up to and including December 31, 1996 and for various periods some of which extend through December 31, 2000 at the same respective NYMEX-based prices as are applicable in the individual agreements for the 1995 and 1996 periods. The Company continues to evaluate the potential for entering into and may enter into, additional hedging transactions related to certain of the remaining months in 1995, and in future years. In addition, the Company also may close out any portion of the existing or yet to be entered into hedges as determined appropriate by management of the Company.

  TRADING TRANSACTIONS

     Subsequent to September 30, 1995, the Company sold call options with a notional volume of 50 BBtu per day at an average price of $2.10 per MMBtu for the period January through December, 1996.

  FINANCING

     The Company's long-term debt-to-total-capital ratio was 19%, 15% and 14% as of September 30, 1995 and December 31, 1994 and 1993, respectively. The Company has entered into an agreement with Enron Corp. pursuant to which the Company may borrow funds from Enron Corp. at a representative market rate of interest on a revolving basis. During 1994, there were no funds borrowed by the Company under this agreement. During the first nine months of 1995, the average of the daily balances of funds borrowed by the Company under the agreement was $2.3million, and the balance at September 30, 1995 was $16.3 million. Under a promissory note effective January 1, 1993 at a fixed interest rate of 7%, the Company may advance funds temporarily surplus to the Company to Enron Corp. for investment purposes. Daily outstanding balances of funds advanced to Enron Corp. under the note averaged $200,000 during the first nine months of 1995 and $69 million during 1994 with no balance outstanding at December 31, 1994 or September 30, 1995. There was a balance of $7 million outstanding at December 31, 1994 under a commercial paper program initiated in 1990. Proceeds from the commercial paper program were used to fund current transactions. During 1994, total long-term debt increased $37 million to $190 million as a result of $23 million of new borrowings related to certain international drilling activities, a $7 million increase in commercial paper, and the recording of an $8 million capital lease obligation. The estimated fair value of the Company's long-term debt, including current maturities of $2 million and $30 million, at December 31, 1994 and 1993 was $186 million and $192 million, respectively, based upon quoted market prices and, where such prices were not available, upon interest rates currently available to the Company at year end.

  OUTLOOK

     Uncertainty continues to exist as to the direction of future North America natural gas price trends and there is a wide divergence in the opinions held by some in the industry. However, recent history would tend to support, and it seems there is emerging among a larger number of industry representatives somewhat of a consensus, that natural gas prices will remain below parity with crude oil, condensate and natural gas liquids for some time. This situation is being impacted by improvements in the technology used in drilling and completing oil and gas wells that are tending to mitigate the impacts of fewer oil and gas wells being drilled, the deregulation of the natural gas market under Federal Energy Regulatory Commission Order 636 and subsequent related orders, and improvements being realized in the availability and utilization of natural gas storage capacity. However, the continually increasing recognition of natural gas as a more environmentally friendly source of energy along with the availability of significant domestically sourced supplies should result
                                      30

in further increases in demand and a supporting/strengthening of the overall natural gas market over time. Being primarily a natural gas producer, the Company is more significantly impacted by changes in natural gas prices than by changes in crude oil and condensate prices. Based on the portion of the Company's anticipated natural gas volumes for which prices have not, in effect, been hedged using NYMEX-related commodity market transactions, long-term marketing contracts and the sale of a volumetric production payment, the Company's net income and cash flow sensitivity to changing natural gas prices is approximately $4.0 million for each $.10 per Mcf change in average wellhead natural gas prices. Using various commodity price hedging mechanisms, the Company has, in effect, locked in prices for an average of about 50% of its anticipated wellhead natural gas volumes and about 30% of its anticipated wellhead crude oil and condensate volumes for the year 1995 and about 65% of its anticipated wellhead natural gas volumes and about 40% of its anticipated wellhead crude oil and condensate volumes for the year 1996. The percentage of volumes hedged may change during the remainder of 1995 and will change in future years.

     Other factors representing positive impacts that are more certain continue to hold good potential for the Company in future periods. While the drilling qualification period for the tight gas sand federal income tax credit expired on December 31, 1992, the Company has continued in 1995, and should continue in the future, to realize significant benefits associated with production from wells drilled during the qualifying period as it will be eligible for the federal income tax credit through the year 2002. However, all other factors remaining equal, the annual benefit, which was $36 million in 1994 and is estimated to be approximately $21 million for 1995, is expected to continue to decline in future periods as production from the qualified wells declines. The drilling qualification period for a certain state severance tax exemption available on qualifying high-cost natural gas revenues continues through August 1996 in its current form and in a modified and somewhat reduced form from that point through August 2002. Consequently, new qualifying production will be added prospectively to that presently qualified. Other natural gas marketing activities are also expected to continue to contribute meaningfully to financial results. The Company completed a fairly significant restructure of its other natural gas marketing portfolio during 1992 with the sale of a volumetric production payment of approximately 124 Bcfe (136 TBtu) for $326.8 million that was subsequently revised in 1993 and elimination of most delivery obligations under four long-term fixed price marketing contracts. The proceeds from the sale of the volumetric production payment added substantially to the financial flexibility of the Company supporting future development while the combined effect of all elements of the restructuring on net income has not been, and will not in the future be, significant. These factors are expected to contribute significantly to earnings, cash flow, and the ability of the Company to pursue the continuation of an active exploration, development and selective acquisition program.

     The Company plans to continue to focus a substantial portion of its development and certain exploration expenditures in its major producing areas in North America. However, based on the continuing uncertainty associated with North America natural gas prices and the continuing weakness in that market, and as a result of the recent success realized offshore Trinidad and opportunities available to the Company in conjunction with the recent signing of agreements in India, the Company anticipates expending an increasing portion of its available funds in the further development of these opportunities. In addition, the Company expects to include limited but meaningful exploratory exposure in other areas outside of North America in its expenditure plans and will continue to evaluate the potential for involvement in other exploitation type opportunities. The continuation of expenditures in other areas outside of North America in the near term is expected to be primarily for the evaluation of conventional oil and gas exploration and exploitation opportunities in the U.K. North Sea and China, respectively, and coalbed methane recovery prospects in Australia and China. Other prospects in various locations will also attract the expenditure of some funds. (See "Business - Exploration and Production" for additional information detailing the specific geographic locations of the related drilling programs). The Company continues to pursue a strategy of funding

                                      31

exploration, development and acquisition activities primarily from available internally generated cash flow.

     The level of exploration and development expenditures will vary in future periods depending on energy market conditions and other related economic factors. Based upon existing economic and market conditions, the Company believes net operating cash flow and available financing alternatives will be sufficient to fund its net investing cash requirements for the near term. However, the Company has significant flexibility with respect to its financing alternatives and adjustment of its exploration and development expenditure plans as circumstances warrant. While the Company has certain continuing commitments associated with expenditure plans related to operations in India, they are not anticipated to be material when considered in relation to the total financial capacity of the Company.

OTHER

     The cost of environmental compliance has not been material to the Company.

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (the "Standard"). The Standard requires, among other things, that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company is required to adopt the Standard no later than the first quarter of 1996. While the Company has not finalized its evaluation of the effect of adoption of the Standard, its evaluation to date indicates that application of the Standard to its current portfolio of assets could result in impairment charges ranging from $5 million to $60 million before federal income taxes ($3 million to $39 million after federal income taxes). However, such impairment charges would be non-cash.

                                      32

                                  MANAGEMENT

     The current directors and executive officers of the Company and their names and ages are as follows:

     NAME                      AGE             POSITION
     ----                      ---             --------
Forrest E. Hoglund...........   62   Chairman of the Board, President and
                                       Chief Executive Officer; Director
Fred C. Ackman...............   64   Director
Richard D. Kinder............   51   Director
Kenneth L. Lay...............   53   Director
Edward Randall, III..........   68   Director
Joe Michael McKinney.........   55   President-International Operations
Mark G. Papa.................   49   President-North American Operations
Walter C. Wilson.............   53   Senior Vice President and Chief
                                     Financial Officer
Ben B. Boyd..................   54   Vice President and Controller
Dennis M. Ulak...............   41   Vice President and General Counsel

     Forrest E. Hoglund joined the Company as Chairman of the Board, Chief Executive Officer and Director in September 1987. Since May 1990, he has also served as President of the Company. Mr. Hoglund was a director of USX Corporation from February 1986 until September 1987. He joined Texas Oil & Gas Corp. ("TXO") in 1977 as president, was named Chief Operating Officer in 1979, Chief Executive Officer in 1982, and served TXO in those capacities until September 1987. Mr. Hoglund is also an advisory director of Texas Commerce Bank National Association.

     Fred C. Ackman is the former Chairman, President and Chief Executive Officer of The Superior Oil Company. For over five years Mr. Ackman has been a consultant to the oil and gas industry and has interests in ranching and investments.

     Richard D. Kinder has been President and Chief Operating Officer of Enron Corp. since October 1990. From December 1988 until October 1990, he served Enron Corp. as Vice Chairman of the Board. For over five years prior to his election as Vice Chairman, Mr. Kinder served in various management and legal positions with Enron Corp. and its affiliates. Mr. Kinder is also a director of Enron Corp., Enron Global Power & Pipelines L.L.C., EOTT Energy Corp. (the general partner of EOTT Energy Partners, L.P.), Enron Liquids Pipeline Company (the general partner of Enron Liquids Pipeline, L.P.), Sonat Offshore Drilling Inc. and Baker Hughes Incorporated.

     Kenneth L. Lay has been Chairman of the Board and Chief Executive Officer of Enron Corp. for over five years. From February 1989 until October 1990, he also served as President of Enron Corp. Mr. Lay is also a director of Eli Lilly and Company, Compaq Computer Corporation, Trust Company of the West, EOTT Energy Corp. (the general partner of EOTT Energy Partners, L.P.), and Enron Corp.

     Edward Randall, III is principally involved in investments. Mr. Randall is also a director of KN Energy, Inc. and PaineWebber Group Inc.

     Joe Michael McKinney has been President-International Operations since February 1994 with responsibilities for all exploration, drilling, production and engineering activities for the Company's international ventures outside North America. Mr. McKinney joined Enron Oil & Gas International, Inc., a wholly-owned subsidiary of the Company, in December 1991 as Senior Vice President of Operations and was elected President and Chief Operating Officer of Enron Oil & Gas International, Inc. in April 1993, a capacity in which he continues to serve. Prior to joining the Company, Mr. McKinney held operations management positions with Union Texas Petroleum Company, The Superior Oil Company and Exxon Company, USA.
                                       33

     Mark G. Papa has been President-North American Operations since February 1994. From May 1986 through January 1994, Mr. Papa served as Senior Vice President-Operations. Mr. Papa joined Belco Petroleum Corporation, a predecessor of the Company, in 1981 as Division Production Coordinator and served as Senior Vice President-Drilling and Production, BelNorth Petroleum Corporation from May 1984 until May 1986.

     Walter C. Wilson has been Senior Vice President and Chief Financial Officer since May 1991. Mr. Wilson joined the Company in November 1987 as Vice President and Controller and was named Senior Vice President-Finance in October 1988. Prior to joining the Company Mr. Wilson held financial management positions with Exxon Company, USA for 16 years and The Superior Oil Company for four years.

     Ben B. Boyd has been Vice President and Controller since March 1991. Mr. Boyd joined the Company in March 1989 as Director of Accounting and was named Controller in May 1990. Prior to joining the Company, Mr. Boyd held financial management positions with DeNovo Oil & Gas, Inc., Scurlock Oil Company and Coopers & Lybrand.

     Dennis M. Ulak has been Vice President and General Counsel since March 1992. Mr. Ulak joined the Company in March 1987 as Senior Counsel and was named Assistant General Counsel in August 1990. Prior to joining the Company, Mr. Ulak held various legal positions with Enron Corp. and Northern Natural Gas Company.

                           THE SELLING STOCKHOLDER

                                           BENEFICIAL OWNERSHIP                           BENEFICIAL OWNERSHIP
                                          BEFORE STOCK OFFERINGS                       AFTER STOCK OFFERINGS(1)(2)
                                       -----------------------------     SHARES TO    -----------------------------
SELLING STOCKHOLDER                        SHARES         PERCENTAGE    BE SOLD(1)        SHARES         PERCENTAGE
-------------------------------------  --------------     ----------   -------------  --------------     ----------
Enron Corp.                               128,000,000          80%        27,000,000     101,000,000          63%

------------
(1) Assumes that the Underwriters' over-allotment options in the Stock Offerings are not exercised. If such options are exercised in full, Enron Corp. will sell 31,050,000 shares of Common Stock in the Stock Offerings and will beneficially own 96,950,000 shares of Common Stock (approximately 61% of the outstanding shares) after the Stock Offerings.

(2) Concurrently with the Stock Offerings, Enron Corp. is offering Exchangeable Notes, which at maturity may be exchanged for no more than 10,000,000 shares of Common Stock (no more than 11,000,000 shares if the over-allotment option to the Underwriters in the Exchangeable Notes Offering is exercised in full) owned by Enron Corp., subject to adjustment under certain circumstances and to Enron Corp.'s option to pay an amount in cash in lieu of such mandatory exchange. Following consummation of the Exchangeable Notes Offering, the shares that may be delivered upon exchange therefor will continue to be beneficially owned by Enron Corp. until such time, if any, as they are delivered at maturity of the Exchangeable Notes. If the Underwriters' over-allotment options in the Stock Offerings and the Exchangeable Notes Offering are exercised in full and the maximum number of shares of Common Stock are delivered at maturity of the Exchangeable Notes, Enron Corp. will beneficially own 85,950,000 shares of Common Stock or approximately 54% of the outstanding shares.

     The registration related to the Stock Offerings and the Common Stock deliverable upon exchange of the Exchangeable Notes is being provided pursuant to the terms of a Stock Restriction and Registration Agreement with Enron Corp., under which the Company has agreed that upon the request of Enron Corp. (or certain assignees), the Company will register under the Securities Act and applicable state securities laws the sale of Common Stock owned by Enron Corp. The Company's obligation is subject to certain limitations relating to a minimum amount of Common Stock required for registration, the timing of registration and other similar matters. The Company is obligated to pay all expenses incidental to such registration, excluding underwriters' discounts and commissions and certain legal fees and expenses.

               RELATIONSHIP BETWEEN THE COMPANY AND ENRON CORP.

OWNERSHIP OF COMMON STOCK

     Through its ability to elect all of the directors of the Company, Enron Corp. has the ability to control all matters relating to the management of the Company, including any determination with respect to acquisition or disposition of Company assets, future issuance of Common Stock or other securities of the Company and any dividends payable on the Common Stock. Enron Corp. also has the ability to control the Company's exploration, development, acquisition and operating expenditure plans. There is no agreement between Enron Corp. and the Company that would prevent Enron Corp. from acquiring additional shares of Common Stock of the Company.

     The sale by Enron Corp. of the shares of Common Stock of the Company will cause Enron Corp.'s ownership interest in the Company to fall below 80% with the result that (i) the Company will cease to be included in the consolidated federal income tax return filed by Enron Corp. and (ii) the Tax Allocation Agreement between the Company and Enron Corp. described below will cease to be effective from the time at which deconsolidation occurs. The Company and Enron Corp. have entered into a new tax agreement pursuant to which, among other things, Enron Corp. has agreed (in exchange for the payment of $8.0 million by the Company) to be liable for, and to indemnify the Company against, all federal income taxes and state taxes measured by net income imposed on the Company for periods through the date Enron Corp. reduces its ownership in the Company to less than 80%. The Company does not believe that the cessation of consolidated tax reporting with Enron Corp. and effectiveness of the Tax Allocation Agreement concurrently with deconsolidation or the terms of the new agreement will have a material adverse effect on its financial condition or results of operations.

CONTRACTUAL ARRANGEMENTS

     The Company entered into a Services Agreement (the "Services Agreement") with Enron Corp. effective January 1994, pursuant to which Enron Corp. provides various services, such as maintenance of certain employee benefit plans, provision of telecommunications and computer services, lease of office space and the provision of purchasing and operating services and certain other corporate staff and support services. Such services historically have been supplied to the Company by Enron Corp., and the Services Agreement provides for the further delivery of such services substantially identical in nature and quality to those services previously provided. The Company has agreed to a fixed rate for the rental of office space and to reimburse Enron Corp. for all other direct costs incurred in rendering services to the Company under the contract and to pay Enron Corp. for allocated indirect costs incurred in rendering such services up to a maximum of $6.7 million for 1994, such cap to be increased in subsequent years for inflation and certain changes in the Company's allocation bases with any increase not to exceed 7.5% per year. Approximately $6.6 million was paid under the Services Agreement by the Company to Enron Corp. in 1994. The Services Agreement is for an initial term of five years through December 1998 and will continue thereafter until terminated by either party.

     In March 1995, in a series of transactions with Enron Corp. and an affiliate of Enron Corp., the Company exchanged all of its fuel supply and purchase contracts and related price swap agreements associated with a Texas City cogeneration plant (the "Cogen Contracts") for certain natural gas price swap agreements (the "Swap Agreements") of equivalent value. As a result of the transactions, the Company has been relieved of all performance obligations associated with the Cogen Contracts. The Company will realize net operating revenues and receive corresponding cash payments of approximately $91 million during the period extending through December 31, 1999 under the terms of the Swap Agreements. The estimated fair value of the Swap Agreements was approximately $81 million at the date the Swap Agreements were received. The net of this series of transactions will result in increases in net operating revenues and cash receipts for the Company during 1995 and 1996 of approximately $13 million and $7 million, respectively, with offsetting decreases in 1998 and 1999 versus that anticipated under the Cogen Contracts.

     The Company has been included in the consolidated federal income tax return filed by Enron Corp. as the common parent for itself and its subsidiaries and affiliated companies, excluding any foreign subsidiaries. Consistent therewith and pursuant to a Tax Allocation Agreement between the Company, the Company's subsidiaries and Enron Corp., either Enron Corp. has paid to the Company and each subsidiary an amount equal to the tax benefit realized in the Enron Corp. consolidated federal income tax return resulting from the utilization of the Company's or the subsidiary's net operating losses and/or tax credits, or the Company and each subsidiary has paid to Enron Corp. an amount equal to the federal income tax computed on its separate taxable income less the tax benefits associated with any net operating losses and/or tax credits generated by the Company or the subsidiary which were utilized in the Enron Corp. consolidated return. Enron Corp. has paid the Company and each subsidiary for the tax benefits associated with their net operating losses and tax credits utilized in the Enron Corp. consolidated return, provided that a tax benefit was realized except as discussed below, even if such benefits could not have been used by the Company or the subsidiary on a separately filed tax return. The Company entered into an agreement with Enron Corp. providing for the Company to be paid for all realizable benefits associated with tight gas sand federal income tax credits concurrent with tax reporting and settlement for the periods in which they were generated. The Tax Allocation Agreement applies to the Company and each of its subsidiaries for all years in which the Company or any of its subsidiaries are or were included in the Enron Corp. consolidated return. To the extent a state or other taxing jurisdiction requires or permits a consolidated, combined, or unitary tax return to be filed and such return includes the Company or any of its subsidiaries, the principles expressed with respect to consolidated federal income tax allocation shall apply. The Tax Allocation Agreement will cease to be effective from the time at which deconsolidation occurs. The Company and Enron Corp. have entered into a new tax agreement pursuant to which, among other things, Enron Corp. has agreed (in exchange for the payment of $8.0 million by the Company) to be liable for, and to indemnify the Company against, all federal income taxes and state taxes measured by net income imposed on the Company for periods through the date Enron Corp. reduces its ownership in the Company to less than 80%. The Company does not believe that the cessation of consolidated tax reporting with Enron Corp. and effectiveness of the Tax Allocation Agreement concurrently with deconsolidation or the terms of the new agreement will have a material adverse effect on its financial condition or results of operations.

     For a discussion of transactions between the Company and Enron Corp. and its affiliates, see the Company's Annual Report on Form 10-K for the year ended December 31, 1994 incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

CONFLICTS OF INTEREST

     The nature of the respective businesses of the Company and Enron Corp. and its affiliates is such as to potentially give rise to conflicts of interest between the two companies. Conflicts could arise, for example, with respect to transactions involving purchases, sales and transportation of natural gas and other business dealings between the Company and Enron Corp. and its affiliates, potential acquisitions of businesses or oil and gas properties, the issuance of additional shares of voting securities, the election of directors or the payment of dividends by the Company.

     Circumstances may also arise that would cause Enron Corp. to engage in the exploration for and/or development and production of natural gas and crude oil in competition with the Company. For example, opportunities might arise which would require financial resources greater than those available to the Company, which are located in areas or countries in which the Company does not intend to operate or which involve properties that the Company would be unwilling to acquire. Also, Enron Corp. might acquire a competing oil and gas business as part of a larger acquisition. In addition, as part of Enron Corp.'s strategy of securing supplies of natural gas or capital, Enron Corp.

may from time to time acquire producing properties or interests in entities owning producing properties, and thereafter engage in exploration, development and production activities with respect to such properties or indirectly engage in such activities through such companies. Enron Corp. subsidiaries provide or arrange financing, including debt or equity financing, for exploration and production companies that compete with the Company. In connection with such activities, Enron Corp. affiliates may make investments in the debt or equity of such companies. There are currently no such transactions under consideration that would result in voting control by Enron Corp. or any of its affiliates, other than the transaction described in the next paragraph. In its financing activities Enron Corp. or any entity in which it has an interest may make loans secured by oil and gas properties or securities of oil and gas companies, may acquire production payments or may receive interests in oil and gas properties as equity components of lending transactions. As a result of its lending activities, Enron Corp. may also acquire oil and gas properties or companies upon foreclosure of secured loans or as part of a borrower's rearrangement of its obligations. Such acquisition, exploration, development and production activities may directly or indirectly compete with the Company's business. There can be no assurances that Enron Corp. will not engage, directly or indirectly through entities other than the Company, in the natural gas and crude oil exploration, development and production business in competition with the Company.

     Joint Energy Development Investments Limited Partnership ("JEDI"), a limited partnership in which Enron Capital & Trade Resources Corp. ("ECT"), a wholly owned subsidiary of Enron Corp., owns a 50% general partner interest, has entered into an agreement to acquire a controlling interest in Coda. Coda is engaged in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in North Texas and Oklahoma. Crude oil accounts for approximately 86% of Coda's proved reserves. At December 31, 1994, Coda reported estimated proved natural gas reserves of 39,808 MMcf and estimated proved crude oil, condensate and natural gas liquids reserves of 39,207 MBbls. Enron anticipates that the transaction will be consummated in early 1996, subject to Coda stockholder approval and other conditions. Conflicts may arise between Coda and the Company, and if the acquisition of Coda occurs Enron will be required to resolve such conflicts in a manner that is consistent with its fiduciary and contractual duties to other investors in Coda and JEDI and its fiduciary duties to the Company. ECT has entered into an agreement with JEDI and other investors in Coda designed to minimize certain conflicts of interest that may arise and providing, among other things, that the Company has no obligation to offer any business opportunities to Coda.

     The Company and Enron Corp. and its affiliates have in the past entered into material intercompany transactions and agreements incident to their respective businesses, and the Company and Enron Corp. and its affiliates may be expected to enter into material transactions and agreements from time to time in the future. Such transactions and agreements have related to, among other things, the purchase and sale of natural gas and crude oil, the financing of exploration and development efforts by the Company, and the provision of certain corporate services. The Company believes that its existing transactions and agreements with Enron Corp. and its affiliates have been at least as favorable to the Company as could be obtained from third parties, and the Company intends that the terms of any future transactions and agreements between the Company and Enron Corp. and its affiliates will be at least as favorable to the Company as could be obtained from third parties.

                         DESCRIPTION OF COMMON STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of the Company consists of 160,000,000 shares of Common Stock, $.01 par value, of which 159,799,955 shares were outstanding on October 31, 1995. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Restated Certificate of Incorporation of the Company, as amended, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Common Stock possesses ordinary voting rights for the election of directors and in respect to other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor.

     Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any corporate debts. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

     The transfer agent and registrar of the Common Stock is First Chicago Trust Company of New York, Jersey City, New Jersey.

LIMITATION ON DIRECTORS' LIABILITY

     Delaware corporation law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such laws, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. The Delaware laws enable corporations to limit available relief to equitable remedies such as injunction or rescission. The Restated Certificate of Incorporation, as amended, of the Company limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by the Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     This provision in the Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

     The following is a summary of certain United States federal income tax consequences of the acquisition, ownership and disposition of Common Stock by a holder that, for United States federal income and estate tax purposes, is a Non-United States Holder. For purposes of this discussion, a "Non-United States Holder" means a corporation, individual or partnership that is, as to the United States, a foreign corporation, a non-resident alien individual or a foreign partnership, or a trust or estate other than one the income of which is subject to United States federal income tax regardless of its source. This summary does not address all aspects of United States federal income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States Holders in light of their specific circumstances. Furthermore, this summary is based on the provisions of the United States Internal Revenue Code of 1986, as amended, and the regulations, rulings and judicial decisions thereunder, all of which are subject to change. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a Non-United States Holder generally will be subject to withholding of United States federal income tax at a rate of 30% (or a lower rate prescribed by an applicable tax treaty). If the dividends are effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, the dividends will be subject to the ordinary United States federal income tax on net income that applies to United States persons and will not be subject to withholding if the Non-United States Holder files a United States Internal Revenue Service Form 4224 with the Company or its dividend paying agent. In the case of corporate holders, such dividends might also be subject to the United States branch profits tax at a rate of 30% (or a lower rate prescribed by an applicable tax treaty). A Non-United States Holder may be required to satisfy certain certification requirements in order to obtain any reduction of or exemption from withholding under the foregoing rules and may obtain a refund of any excess amounts currently withheld by filing an appropriate refund claim with the United States Internal Revenue Service.

     Distributions in excess of the Company's current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated first as a return of capital to the extent of the Non-United States Holder's tax basis in the Common Stock (and will be applied against and reduce such holder's tax basis in the Common Stock) and thereafter as gain from the sale of Common Stock. The portion treated as a return of capital will not be subject to United States federal income tax and the portion, if any, treated as gain will be subject to the rules described under " - Gain on Disposition" below. Because the Company will not be able to determine whether a distribution should properly be treated as a dividend or as a return of capital at the time of payment, it is required to treat all distributions as dividends for United States withholding tax purposes. Non-United States Holders will be eligible to claim a refund to the extent that a distribution represents a return of capital and may in certain circumstances be eligible to claim a refund to the extent that a distribution is treated as gain. Non-United States Holders should consult their own tax advisors with respect to distributions in excess of current and accumulated earnings and profits.

GAIN ON DISPOSITION

  GENERAL RULE

     Subject to special rules for individuals described below, a Non-United States Holder generally will not be subject to United States federal income tax on gain recognized on a sale or other disposition of Common Stock unless
(a) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (in which case the United
                                      39

States branch profits tax described above may also apply to corporate holders) or (b) the gain is treated as effectively connected with the conduct of a trade or business within the United States because the Company is or has been a "United States real property holding corporation" for United States federal income tax purposes (in which case, withholding of such tax may also apply). The Company believes that it is currently, and is likely to remain, a United States real property holding corporation. The preceding sentence notwithstanding, under currently effective United States federal income tax laws, gain recognized by a Non-United States Holder will not be treated as effectively connected with the conduct of a trade or business within the United States (or subject to withholding) unless such Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than five percent of the Common Stock. Non-United States Holders should consult applicable tax treaties, which may provide for different rules (including possibly the exemption of certain capital gains from tax).

  INDIVIDUALS

     In addition to the rules described above, an individual Non-United States Holder who holds Common Stock as a capital asset generally will be subject to tax on any gain recognized on the disposition of such stock if such individual is present in the United States for 183 days or more in the taxable year of disposition and either (a) has a "tax home" in the United States (as specifically defined under the United States federal income tax laws) or (b) maintains an office or other fixed place of business in the United States to which the gain from the sale of the stock is attributable. Certain individual Non-United States Holders may also be subject to tax pursuant to provisions of United States federal income tax law applicable to United States expatriates.

FEDERAL ESTATE TAX

     Common Stock owned or treated as owned by an individual Non-United States Holder at the date of death will be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company or its designated paying agent (the "payor") must report annually to the United States Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to and the tax, if any, withheld with respect to such holder. That information may also be made available to the tax authorities of the country in which the Non-United States Holder resides.

     United States information reporting requirements (other than the reporting of dividend payments described in the preceding paragraph) and United States backup withholding (imposed at a 31% rate) generally will not apply to dividends paid to a Non-United States Holder at an address outside the United States, unless the payor has knowledge that the payee is a United States person. Otherwise, information reporting and backup withholding may apply to dividends paid on the Common Stock to a Non-United States Holder who fails to furnish certain information, including a tax identification number, in the manner required by United States law and applicable regulations.

     Payment of the proceeds of a disposition of Common Stock by a United States office of a broker is subject to backup withholding and information reporting, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a Non-United States Holder or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of Common Stock by a foreign office of a foreign broker that is not a United States Related Person (as defined below). Information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a disposition of Common Stock by a foreign office of a broker that is a United States person or a United States Related Person, unless the broker has documentary evidence in its records that the holder is a Non-United States Related Person and certain other conditions are met, or the holder otherwise establishes an exemption. For this purpose, a "United States Related

                                      40

Person" is (a) a foreign broker, 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (b) a foreign broker that is a "controlled foreign corporation" for United States federal income tax purposes.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States federal income tax liability, provided that required information is furnished to the United States Internal Revenue Service.
                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, Enron Corp. has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co. are acting as representatives, has severally agreed to purchase from Enron Corp., the respective number of shares of Common Stock set forth opposite its name below:

                                         NUMBER OF
                                         SHARES OF
                                          COMMON
             UNDERWRITER                   STOCK
-------------------------------------   -----------
Goldman, Sachs & Co..................     5,400,000
Smith Barney Inc.....................     5,400,000
Donaldson, Lufkin & Jenrette
  Securities Corporation.............     2,700,000
PaineWebber Incorporated.............     2,700,000
S.G.Warburg & Co. Inc................     2,700,000
Howard, Weil, Labouisse, Friedrichs
  Incorporated.......................     1,350,000
Rauscher Pierce Refsnes, Inc.........     1,350,000
                                        -----------
     Total...........................    21,600,000
                                        ===========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $.50 per share. The U.S. Underwriters may allow, and each of such dealers may reallow, a concession not exceeding $.10 per share to certain dealers and brokers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     Enron Corp. and the Company have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale by Enron Corp. of 5,400,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International and SBC Warburg.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph; (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the

                                      41

purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     Enron Corp. has granted the U.S. Underwriters an option exercisable for 30 calendar days after the date of this Prospectus to purchase up to an aggregate of 3,240,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of the shares of Common Stock to be purchased by each of them, as shown in the foregoing table, bears to the 21,600,000 shares of Common Stock being offered. Enron Corp. has granted the International Underwriters a similar option exercisable up to an aggregate of 810,000 additional shares of Common Stock.

     Enron Corp., the Company and the Company's Chief Executive Officer have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 270 days after the date of this Prospectus, subject to certain exceptions set forth in the Underwriting Agreement, they will not offer, sell, contract to sell or otherwise dispose of any Common Stock, any securities of the Company which are substantially similar to shares of Common Stock, or any securities convertible into or exchangeable for Common Stock or such substantially similar securities without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the concurrent International Offering and the Exchangeable Notes Offering.

     The Common Stock (including the shares of Common Stock offered hereby) is listed on the NYSE.

     The Underwriters and/or their affiliates have provided investment banking and financial advisory services to Enron Corp., its subsidiaries or affiliates in the past, for which they have received customary compensation and expense reimbursement, and may do so again in the future.

     Enron Corp. and the Company have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.
                                      42

                           VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dennis M. Ulak, Esq., Vice President and General Counsel of the Company, and for the Underwriters by Bracewell & Patterson, L.L.P. Certain matters will be passed upon for Enron Corp. by Vinson & Elkins L.L.P. Mr. Ulak owns substantially less than 1% of the outstanding shares of Common Stock of the Company or common stock of Enron Corp. Bracewell & Patterson, L.L.P. provides services to Enron Corp. and certain of its subsidiaries (including the Company) and affiliates on matters unrelated to the offering of the Exchangeable Notes, the delivery of the Common Stock upon exchange thereof or the Stock Offerings.

                                   EXPERTS

     The consolidated financial statements and schedule included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The letter report of DeGolyer and MacNaughton, independent petroleum consultants, included as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the estimates from the reports of that firm appearing in such Annual Report, are incorporated by reference herein on the authority of said firm as experts in petroleum engineering and in giving such reports.
                                      43

==============================================================================
     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           ------------------------

                              TABLE OF CONTENTS

                                        PAGE
                                        -----
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
Prospectus Summary...................     3
Use of Proceeds......................    10
Price Range of Common
  Stock and Cash Dividends...........    10
Business.............................    11
Selected Consolidated Financial and
  Operating Information..............    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    22
Management...........................    33
The Selling Stockholder..............    34
Relationship Between the
  Company and Enron Corp.............    35
Description of Common Stock..........    38
Certain United States Federal Tax
  Consequences For Non-United States
  Holders of Common Stock............    39
Underwriting.........................    41
Validity of Common Stock.............    43
Experts..............................    43

                              27,000,000 SHARES

                           ENRON OIL & GAS COMPANY

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                           ------------------------
                                  PROSPECTUS
                           ------------------------

                             GOLDMAN, SACHS & CO.
                              SMITH BARNEY INC.
                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                           PAINEWEBBER INCORPORATED
                            S.G.WARBURG & CO. INC.
                     HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                 INCORPORATED
                        RAUSCHER PIERCE REFSNES, INC.

                     REPRESENTATIVES OF THE UNDERWRITERS
==============================================================================